Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Manual for Shareholder’s Meetings

Manual for Shareholders’ Participation

Extraordinary Shareholders’ Meeting
and
Special Preferred Shareholders’ Meeting
of June 28, 2011

TABLE OF CONTENTS

3	Message from the Chairman of the Board of Directors
4	Message from the Chief Executive Officer
5	Invitation
6	Procedures and deadlines
9	Voting rights in the Meeting
10	Call Notice of the Extraordinary Shareholders’ Meeting
13	Call Notice of the Special Preferred Shareholders’ Meeting
16	Management Proposal for matters to be discussed:
19	Annex I – Preferred Shares, in accordance with Annex 17 of CVM Instruction 481/09
21	Annex II – Report on the foundation and rational for the proposal to amend the bylaws of Ultrapar
101	Annex III – Draft of proposed bylaws
123	Annex IV – Withdrawal rights, in accordance with Annex 20 of CVM Instruction 481/09

2

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

We are pleased to invite you to attend the Extraordinary Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting (called jointly as “Meetings”) of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on June 28, 2011, at 2:00 p.m. and 3:30 p.m., respectively, which will take place exceptionally outside the Company’s headquarters, at the headquarters of BM&FBOVESPA, at Rua XV de Novembro, 275, Centro, in the City and State of São Paulo, Brazil, in accordance with the Call Notices published on May 19, 20 and 21, 2011 in the newspaper Diário Oficial do Estado de São Paulo and on May 19, 20 and 23, 2011 in the newspaper Valor Econômico, also available at the Company’s website (www.ultra.com.br).

PAULO G. A. CUNHA
Chairman of the Board of Directors

3

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Dear Shareholders,

The preparation of this Manual for Shareholders’ Participation (the “Manual”) is in accordance with the Company’s policy towards the continuous improvement of its corporate governance practices, including the quality of the information provided to our shareholders.

The purpose of this document is to provide you with clarification and guidance regarding the matters to be discussed in the Meetings of June 28, 2011 of Ultrapar. Accordingly, in this Manual you will find information on the date, location and time of the Meetings, guidelines regarding the procedures required for your attendance and participation in the Meetings as well as the necessary information regarding the matters to be discussed.

PEDRO WONGTSCHOWSKI
Chief Executive Officer

4

INVITATION

DATE
June 28, 2011

TIME
2:00 pm - Extraordinary Shareholders’ Meeting
3:30 pm - Special Preferred Shareholders’ Meeting

LOCATION
BM&FBOVESPA’s headquarters
Auditorium Abelardo Vergueiro Cesar
Rua XV de Novembro, nr 275 – 1st floor
Centro – 01013-001
São Paulo - SP

MAP

Av. São João
Praça Júlio Mesquita
R. Cnso. Nébias
R. dos Timbiras
Av. Ipiranga
Faculdades Metropolitanas Unidas Associação Educacional
Av. Sen. Queirós
R. Carlos de Sousa Nazaré
Av. Mercúrio
Largo Santa Ifigênia
R. Brg. Tobias
Av. Prestes Maia
CANTHO
Largo do Arouche
Edifício Andraus
R. do Arouche
R. Aurora
Praça da República
Darme Sex Shop
Ig. Santa Ifigênia
Vd. Santa Ifigênia
Serviço Social do Comércio SESC SP
R. Barão de Duprat
R. Cdor. Abdo Schahin
R. Florêncio de Abreu
Mercado Municipal de São Paulo
R. Gen. Carneiro
Av. do Estado
Largo do Paiçandu
Praça do Correio
São Bento
R. Rêgo Freitas
R. Bento Freitas
República
Praça da República
Livraria Francesa
Av. São João
Largo São Bento
ACF 25 de março
R. Gen. Jardim
Terraço Itália
R. Sete de Abril
Edifício do Banco do Brasil
Vd. Diário Popular
R. Maj. Sertório
Teatro Municipal de São Paulo
Praça Ramos de Azevedo
Parque Anhangabaú
Praça Antônio Prado
Parque Dom Pedro II
Praça Darcy Penteado
LOVE STORY
Bolsa de Valores de São Paulo
Teatro Renaissance
Teatro Arena Eugênio Kusnet
R. Araújo
R. Epitácio
R. Unaí
Edifício Copan
Shopping Light
Praça Dom José Gaspar
Museu do Theatro Municipal
R. Álvares Penteado
Vd. Boa Vista
Praça Fernando Costa
R. Dom Pedro II
R. da Consolação
Anhangabaú
R. Líbero Badaró
R. Direita
Vd. Antônio Nakashima
Praça Franklin Roosevelt
R. Nestor Pestana
R. Martins Fontes
R. Maj. Quedinho
Vd. Nove de Julho
Av. Nove de Julho
R. José Bonifácio
Universidade Estadual Paulista Júlio Mesquita Filho-Unesp
Caixa Cultural
Vd. Vinte e Cinco de Março
Faculdade de Direito da Universidade de São Paulo
Jardim da Divina Providência
Museu Padre Anchieta
Famiglia Mancini Cantina
Praça Mário Câmara
Praça da Sé
Tribunal de Justiça
Sé
Câmara Municipal de São Paulo
Catedral Metropolitana de São Paulo
R. Frederico Alvarenga
Hot Hot
Praça Álvaro Carvalho Aranha
R. Maria Paula
Praça Dr. João Mendes
Tribunal da Justiça do Estado de São Paulo
Sesc do Carmo
R. Noac
R. Tabatinguera
R. Jaceguai
R. Santo Amaro
R. São Domingos
Largo Sete de Setembro
200 m
500 pés
©2011 Google

5

PROCEDURES AND DEADLINES

A) At Extraordinary Shareholders’ Meeting

Shareholders of the Company, in person or represented by proxies may attend the Meeting, provided that they present the documents specified in the items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholders holding (i) common shares – must present proof of their ownership through share registry book (livro de registro de ações nominativas), (ii) preferred shares – must present the share statement (extrato) issued by the custodian institution, indicating the number of shares held by them of record up to two days prior to the Meeting; and (iii) American Depositary Receipts (ADRs) - will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”).

Shareholders may be represented by proxies that have been granted within one year, which may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, with notarized signatures, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

Investment Funds

•
Certified copy of the most recent consolidated operating agreement (regulamento) of the investment fund, bylaws or articles of incorporation of its manager, and the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of the photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

In the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in Portuguese, English or Spanish.

The documents listed above must be sent to the Investor Relations Department at Avenida Brigadeiro Luís Antônio, 1343, 8th floor, in the City and State of São Paulo, by 12 pm of June 27, 2011.

6

B) Special Preferred Shareholders’ Meeting

The preferred shareholders of the Company (including holders of ADRs), in person may attend the Meeting, provided that they present the documents specified in the items Individual Shareholder, Corporate Shareholder, Investment Funds and holders of ADRs below.

Shareholders holding (i) preferred shares – must present proof of their ownership through share registry book (livro de registro de ações nominativas) and (ii) ADRs - will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the Deposit Agreement.

Shareholders may be represented by proxies that have been granted within one year, which may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, with notarized signatures, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

Investment Funds

•
Certified copy of the most recent consolidated operating agreement (regulamento) of the investment fund, bylaws or articles of incorporation of its manager, and the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of the photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

Holders of ADRs

•
Holders of ADRs will be represented at the Meeting by the custodian of the shares underlying the ADRs. The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADRs holders by the depositary bank, pursuant to the terms of the Deposit Agreement.

In the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in Portuguese, English or Spanish.

7

The documents listed above must be sent to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1343, 8th floor, in the City and State of São Paulo, by 12 pm of June 27, 2011.

8

VOTING RIGHTS IN THE MEETING

A) At Extraordinary Shareholders’ Meeting

In accordance with the law and Ultrapar’s Bylaws, the common shares grant the right to vote in all matters included in the agenda. The preferred shares (including ADRs) do not grant their holders the right to vote in the matters of the Extraordinary Shareholders’ Meeting.

B) At Special Preferred Shareholders’ Meeting

Holders of preferred shares and ADRs may attend the Special Preferred Shareholders’ Meeting. The preferred shares grant their holders the right to vote in all matters included in the agenda. The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary bank, pursuant to the terms of the Deposit Agreement.

9

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
CNPJ 33.256.439/0001- 39
NIRE 35.300.109.724

CALL NOTICE

Extraordinary Shareholders’ Meeting

The shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are invited to attend the extraordinary general shareholders’ meeting of Ultrapar, to be held on June 28, 2011, at 2 pm, exceptionally outside the Company’s headquarters, at the headquarters of BM&FBOVESPA, on Rua XV de Novembro, 275, Centro, in the City and State of São Paulo (“Meeting”), in order to vote on the following matters:

1.	Conversion of all preferred shares issued by the Company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share;

2.	Amendment of the Company’s bylaws;

3.
Confirmation that the new provisions related to the rights of all Company's shareholders in the event of a change in control, pursuant to the draft proposed bylaws and the rules of the Novo Mercado, are equivalent to the provisions of the Company’s controlling shareholders' agreement of March 22, 2000;

4.	Adherence of the Company to the rules of the Novo Mercado of the BM&FBOVESPA; and

5.	Consolidation of the bylaws of the Company, if the amendments proposed in item 2 are approved.

The effectiveness of the resolutions to be taken at the Meeting is subject to the approval of items 1 and 3 above by the Company’s preferred shareholders (including holders of American Depositary Receipts ("ADRs")) at the Special Preferred Shareholders’ Meeting to be held on the same date.

Attendance at the Meeting

The shareholders of the Company attending the Meeting in person or represented by proxies must furnish the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholders holding (i) common shares – must present proof of their ownership through share registry book (livro de registro de ações nominativas), and (ii) preferred shares – must present the share statement (extrato) issued by the custodian institution, indicating the number of shares held by them of record up to two days prior to the Meeting.

(Call Notice for the Extraordinary Shareholders’ Meeting of Ultrapar Participações S.A., of May 19, 2011)

The preferred shares (including ADRs) do not grant to their holders the right to vote in this Meeting.

Shareholders may be represented by proxies that have been granted within one year, which may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, with notarized signatures, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

Investment Funds

•
Certified copy of the most recent consolidated operating agreement (regulamento) of the investment fund, bylaws or articles of incorporation of its manager, and the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of the photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

In the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in Portuguese, English or Spanish.

(Call Notice for the Extraordinary Shareholders’ Meeting of Ultrapar Participações S.A., of May 19, 2011)

The documents listed above must be sent to the Investor Relations Department at Avenida Brigadeiro Luís Antônio, 1343, 8th floor, in the City and State of São Paulo, by 12 pm of June 27, 2011.

Availability of Documents and Information

Documents and information regarding the matters to be approved, as well as other documents and information relevant to the exercise of voting rights and those required by CVM Instruction No. 481, of December 17, 2009, have been presented to the Brazilian Securities Commission (Comissão de Valores Mobiliários) through the Periodic Information System (Sistema de Informações Periódicas), pursuant to article 6 of such CVM Instruction, and are available at the Company’s headquarters, on the Company’s website (www.ultra.com.br) and on the Brazilian Securities Commission’s (Comissão de Valores Mobiliários) website (www.cvm.gov.br). These documents have also been or will be furnished to the SEC under Form 6-Ks.

São Paulo, May 19, 2011.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
PUBLICLY HELD COMPANY
CNPJ 33.256.439/0001- 39
NIRE 35.300.109.724

CALL NOTICE

Special Preferred Shareholders’ Meeting

Pursuant to paragraph 1 of art. 136 of Law 6.404/76, the preferred shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are invited to attend the special preferred shareholders’ meeting of Ultrapar, to be held on June 28, 2011, at 3:30 pm, exceptionally outside the Company’s headquarters, at the headquarters of BM&FBOVESPA, on Rua XV de Novembro, 275, Centro,  in the City and State of São Paulo (“Meeting”), in order to vote on the following matters:

1.	Conversion of all preferred shares issued by the Company into common shares, at a ratio of 1 (one) preferred share for 1 (one) common share; and

2.
Confirmation that the new provisions related to the rights of all Company's shareholders in the event of a change in control, pursuant to the draft proposed bylaws and the rules of the Novo Mercado, are equivalent to the provisions of the Company’s controlling shareholders' agreement of March 22, 2000.

The approval of both resolutions listed above is a condition to the effectiveness of the resolutions to be taken at the Extraordinary General Shareholders’ Meeting to be held on the same date.

Attendance at the Meeting

The preferred shareholders (including holders of American Depositary Receipts (“ADRs”)) of the Company attending the Meeting in person or represented by proxies must furnish the documents listed under items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholders holding (i) preferred shares – must present the share statement (extrato) issued by the custodian institution, indicating the number of shares held by them of record up to two days prior to the Meeting, and (ii) ADRs – will be represented at the Meeting by the custodian of the shares underlying the ADRs pursuant to the terms of the deposit agreement, dated December 16, 1999, as amended (“Deposit Agreement”).  The procedures for exercising voting rights in connection with the ADRs will be specified in a communication to be delivered to ADR holders by the depositary bank, pursuant to the terms of the Deposit Agreement.

(Call Notice for the Special Preferred Shareholders’ Meeting of Ultrapar Participações S.A., of May 19, 2011)

Shareholders may be represented by proxies that have been granted within one year, which may be shareholders, members of the Company’s management, lawyers, financial institutions, or investment fund managers representing the investors.

Individual Shareholder

•	Original or certified copy of a photo identification (ID, Alien Resident Card, driver’s license, officially recognized work card, or passport, in case of non-Brazilians); and

•	Original or certified copy of the power-of-attorney, if applicable, with notarized signatures, and a photo identification of the proxy.

Corporate Shareholder

•
Certified copy of the most recent consolidated bylaws or articles of incorporation and of the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

Investment Funds

•
Certified copy of the most recent consolidated operating agreement (regulamento) of the investment fund, bylaws or articles of incorporation of its manager, and the corporate action granting powers of attorney (minutes of the meeting of election of the board members and/or power of attorney);

•	Original or certified copy of the photo identification of the proxy or proxies; and

•	Original or certified copy of the power of attorney, if applicable, with notarized signatures, and photo identification of the proxy.

In the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in Portuguese, English or Spanish.

The documents listed above must be sent to the Investor Relations Department, at Avenida Brigadeiro Luís Antônio, 1343, 8th floor, in the City and State of São Paulo, by 12 pm of June 27, 2011.

(Call Notice for the Special Preferred Shareholders’ Meeting of Ultrapar Participações S.A., of May 19, 2011)

Availability of Documents and Information

Documents and information regarding the matters to be approved, as well as other documents and information relevant to the exercise of voting rights and those required by CVM Instruction No. 481, of December 17, 2009, have been presented to the Brazilian Securities Commission (Comissão de Valores Mobiliários) through the IPE System (Sistema de Informações Periódicas), pursuant to article 6 of such CVM Instruction, and are available at the Company’s headquarters, on the Company’s website (www.ultra.com.br) and on the Brazilian Securities Commission’s (Comissão de Valores Mobiliários) website (www.cvm.gov.br).  These documents have also been or will be furnished to the SEC under Form 6-Ks.

São Paulo, May 19, 2011.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
CNPJ 33.256.439/0001- 39
NIRE 35.300.109.724

MANAGEMENT’S PROPOSAL

Dear Shareholders,

The management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) sets forth below the matters to be deliberated upon at the extraordinary shareholders’ meeting (“Extraordinary Shareholders’ Meeting”) and special preferred shareholders’ meeting (“Special Preferred Shareholders’ Meeting”) to be held on June 28, 2011 at 2:00 pm and 3:30 pm, respectively:

A) At Extraordinary Shareholders’ Meeting

1) Conversion of all preferred shares issued by the Company into common shares, at a ratio of 1 (one) preferred share for  1 (one) common share (“Conversion”)

We recommend that you approve the Conversion since, as reported on the material notice published April 4, 2011 (“Material Notice”), management believes that the Conversion will bring Ultrapar's corporate governance into line with the Company’s current stage and profile and will enable higher investment capacity, growth, attraction and retention of talented professionals, value creation and longevity.

Attached hereto is Annex 17 regarding CVM Instruction 481/09 (“Annex I”), which contains a description of the main characteristics of the Company’s common shares to be attributed to preferred shareholders as a result of the Conversion, as well as certain impacts of the Conversion on the rights of the  Company’s  common and preferred shareholders.

2) Amendment of the Company’s bylaws

As described in the Material Notice, in order to list its shares on the Novo Mercado segment, the Company is required to amend its bylaws in accordance with the rules of the Novo Mercado, including the minimum requirements of the new listing rules of the Novo Mercado (“Rules of the Novo Mercado”), published by Circular Letter (Ofício Circular) of the BM&FBOVESPA 017/2011, of April 7, 2011.

In addition, the Company’s management believes that it is beneficial to make additional amendments to its bylaws, which, although not required by the Rules of the Novo Mercado, will provide additional rights to its shareholders, such as mandatory tender offers for its shares provided for in article 46 of the draft proposed bylaws and the requirement that at least 30% of members of the board of directors be independent. The proposed bylaws are in line with best corporate governance practices, and does not restrict voting rights or grant special treatment to current shareholders.  In addition, the actions taken by a majority of shareholders will prevail in all corporate decisions. Accordingly, we recommend that you approve such amendments.

Lastly, we report that the Company received comments from the BM&FBOVESPA with respect to the draft of our bylaws the Company furnished to it for review, which have been implemented in the text of the bylaws submitted to the shareholders and set forth, pursuant to article 11 of CVM Instruction 481/09, in the table attached hereto (“Annex II”).  In addition, the draft proposed bylaws is attached hereto (“Annex III”). More information about the Rules of the Novo Mercado is available at BM&FBOVESPA's website (www.bmfbovespa.com.br).

3) Adherence of the Company to the Rules of the Novo Mercado of BM&FBOVESPA

We recommend that you approve the Company’s adhesion to the Novo Mercado listing segment of the BM&FBOVESPA due to the success of such segment among investors, evidenced by its increasing role in the Bovespa Index; moreover, this listing segment includes companies with the best corporate governance practices in Brazil.

4) Confirmation that the new provisions related to the rights of all Company's shareholders in the event of a change in control, pursuant to the draft proposed bylaws and the Rules of the Novo Mercado, are equivalent to the provisions of the Company’s controlling shareholders’ agreement of March 22, 2000. In its history of commitment to corporate governance best practices, in 2000 - prior to the enactment of Law 10,303/01 providing for tag-along-rights resulting from transfer of control of publicly-held companies through new article 254-A in the Law 6,404/76 - the Company’s controlling shareholders entered into a shareholders’ agreement which contained a provision  that granted all common and preferred shareholders of the Company the right to receive any premium that is paid for the acquisition of control of the Company. Such shareholders’ agreement is currently in effect and contains several provisions regarding the direct and indirect transfer of the Company’s control, which differs in form, but not in substance, from those included in the draft proposed bylaws, but which are in line with the Rules of the Novo Mercado.

We believe that the new provisions with respect to such matter, which are in line with best corporate governance practices, are not only equivalent to those set forth in the shareholders’ agreement but also provide for improved equal treatment of the Company’s minority shareholders. Accordingly, we recommend that you also approve such resolution.

B) At Special Preferred Shareholders’ Meeting

1) The Conversion

Under § 1 of article 136 of the Law 6,404/76, more than 50% of preferred shareholders must approve the Conversion for it to take effect. Accordingly, as mentioned in item A.1 herein, we recommend you approve the Conversion, since, as disclosed in the Material Notice, management believes that it will bring Ultrapar's corporate governance into line with the Company’s current stage and profile and will enable higher investment capacity, growth, attraction and retention of talented professionals, value creation and longevity.

In addition to Annex 17 in accordance with CVM Instruction 481/09 mentioned above, since the preferred shareholders that dissent from the resolution with respect to this item B.1 will have withdrawal rights pursuant to Law 6.404/76, Annex 20, prepared in accordance with CVM Instruction 481/09, is also attached hereto (“Annex IV”). More information about withdrawal rights is included in the Material Notice disclosed on April 4, 2011.

2) Confirmation that the new provisions related to the rights of all Company's shareholders in the event of a change in control, pursuant to the draft proposed bylaws and the Rules of the Novo Mercado, are equivalent to the provisions of the Company’s controlling shareholders’ agreement of March 22, 2000.

We recommend that this matter be approved by the preferred shareholders for to reasons explained in item A.4 above.

São Paulo, May 19, 2011.

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

ANNEX I – PREFERRED SHARES

(in accordance with Annex 17 of CVM Instruction 481/2009)

Pursuant to article 17 of CVM Instruction 481 of December 17, 2009, and the call notices of the Extraordinary Shareholders’ Meeting and Special Preferred Shareholders’ Meeting of Ultrapar published on this date, this document is intended to: (a) describe the characteristics of the common shares issued by the Company to be attributed to the preferred shareholders as a result of the proposed share conversion; and (b) set forth the impacts of the share conversion on the Company’s preferred shareholders, as well as on rights of the common shareholders.

Item 1 of Annex 17 is not applicable.

2.          Having changed preferential rights, advantages or conditions to withdrawal or amortization of the preferred shares

a. Describe in detail the proposed changes

The proposed amendment is the conversion of one preferred share issued by the Company into one common share.  With the Conversion, the capital stock of the Company will be exclusively composed of common shares, and every share of the Company will provide the same voting and equity rights to its holders.

b. Explain in detail the reasons for the proposed changes

As reported in the Material Notice, the proposed Conversion seeks to bring Ultrapar's corporate governance into line with the Company’s current stage and profile and enable higher investment capacity, growth, attraction and retention of talented professionals, value creation and longevity.

c. Provide a detailed analysis on the impact of the proposed changes

See item “d” below.

d. Provide a detailed analysis of the impact of the proposed changes on the rights of holders of other types and classes of shares of the company

As a result of the proposed Conversion, the Company’s capital stock will be exclusively composed of common shares, and, accordingly, all shares issued by the Company will entitle their holders to the same voting and equity rights.

Tag-along Rights. If the matters to be deliberated upon at the Extraordinary Shareholders’ Meeting and Special Preferred Shareholders’ Meeting are approved: (a) the Company’s shareholders will have the same rights of a controlling shareholder selling its controlling interest, which results in a change of control of the Company, pursuant to rules of the Novo Mercado of the BM&FBOVESPA and the Company’s bylaws (estatuto social); and (b) the additional terms applicable to a change of control of the Company, as set forth in the shareholders’ agreement between Ultra S.A. Participações, Avaré Participações S.A. and Igel Participações S.A., on March 22, 2000, will no longer be in effect.

Dividends. The proposed Conversion will not affect the rights of common or preferred shareholders with respect to the distribution of dividends; the rights under the current bylaws will continue to be in effect.

Voting Rights. Existing common shareholders will have their voting rights diluted as a result of the conversion of each preferred share, which has no voting rights, into a common share, which has voting rights. This dilution may affect certain rights provided by Law 6,404/76, which grant rights to holders of a certain percentage of voting shares.  In addition, the preferred shareholders will no longer have the ability to elect members of the board of directors or statutory audit committee in a separate election, pursuant to article 141 and 161 of Law 6,404/76.

4) Priority of Capital Distributions. After the proposed share conversion is approved, preferred shareholders will no longer have priority in capital distributions in the event of a liquidation of the Company, as provided for under article 12 of the current bylaws.

ANNEX II – REPORT ON THE FOUNDATION AND RATIONAL FOR THE
PROPOSAL TO AMEND THE BYLAWS OF ULTRAPAR PARTICIPAÇÕES S.A.

Dear Shareholders,

Pursuant to article 11, item II of the CVM Instruction No. 481/2009, this report sets forth the foundation and rational, as well as the legal and economic effects of the proposals to amend the bylaws of Ultrapar (“Bylaws”), which were approved by the Company’s Board of Directors at the meeting held on April 4, 2011 (“Proposal”), and which will be deliberated upon at the Extraordinary General Shareholders’ Meeting to be held on June 28, 2011.

As described in the Material Notice published on April 4, 2011, in order to list its shares on the Novo Mercado segment, the Company is required to amend its Bylaws in accordance with the rules of the Novo Mercado, including the minimum requirements of the Rules of the Novo Mercado, published by Circular Letter (Ofício Circular) of the BM&FBOVESPA 017/2011, of April 7, 2011.

The following are the most significant amendments to the Bylaws:

(a) Article 46.  A shareholder or group of shareholders are required to make a mandatory tender offer to 100% of all shareholders for their shares (“Tender Offer”) in the event they acquire or become holders of 20% of the shares issued by the Company, excluding the shares held in treasury, the price of which shall the highest price per share paid in the six preceding months, as adjusted by the SELIC rate.  Such requirements shall be in addition to the Tender Offer requirements set forth by Law No. 6,404/76 (“Brazilian Corporate Law”) and by the Rules of the Novo Mercado;

(b) Article 18.  At least 30% of the members of the board of directors must be independent; and

(c) Article 38.  The new Bylaws provide for an audit committee and a compensation committee to assist the Board of Directors, both of which shall have three members.  The audit committee shall be comprised of three independent members, of which may not be members of the Board of Directors, and the compensation committee shall be comprised of at least two independent members.

The Company received comments from BM&FBOVESPA on the draft bylaws it submitted for preliminary analysis, all of which have been incorporated in the draft table submitted to the shareholders, as detailed below.

1

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
CHAPTER I Name, Head Office, Purpose and Duration	CHAPTER I Name, Headquarters, Purpose and Term	Name, ~~Head Office~~Headquarters, Purpose and ~~Duration~~Term	Unchanged language.
Article 1 The Company shall be an authorized capital company called ULTRAPAR PARTICIPAÇÕES S.A.	Article 1. The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.	Article ~~1~~ 1. The Company ~~shall be~~is an authorized capital company ~~called~~(sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.	Language adjustment.
There is no corresponding provision
Sole Paragraph.  The admission of the Company on New Market (Novo Mercado) special listing segment of the BM&FBOVESPA S.A. – Securities, Options and Futures Exchange (“BM&FBOVESPA”) subjects the Company, its shareholders, its management and members of the Statutory Audit Council, if installed, to the Listing Regulation of the New Market of BM&FBOVESPA (“New Market Regulation”).

Sole Paragraph.  The admission of the Company on New Market (Novo Mercado) special listing segment of the BM&FBOVESPA S.A. – Securities, Options and Futures Exchange (“BM&FBOVESPA”) subjects the Company, its shareholders, its management and members of the Statutory Audit Council, if installed, to the Listing Regulation of the New Market of BM&FBOVESPA (“New Market Regulation”).
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Article 2 The Company’s head office	Article 2. The Company’s	Article ~~2~~ 2. The Company’s ~~head office~~	Deletion of the unnecessary reference to the

1     When we indicate “language unchanged” in this column, we mean that the language in the Portuguese version of this document has not been amended and any changes shown in column 3 only reflect the differences in translation only.  When we indicate “language adjustment”, we mean that the language in the Portuguese version has been amended in form only, and not in substance.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
shall be in the City and State of São Paulo, at Av. Brigadeiro Luiz Antonio, No. 1343 - 9º andar.	headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	~~shall be in the City and~~headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo~~, at Av. Brigadeiro Luiz Antonio, No. 1343 - 9º andar~~.
full address of our headquarters from our Bylaws. The full address of our headquarters is disclosed in our Formulário de Referencia, which is available on our the investors relations website (www.ultra.com.br/ri) and the website  of the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) (www.cvm.gov.br).

Article 3  The Company’s purpose shall be the investment of its own capitals in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

Article 3.  The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article ~~3~~  3. The ~~Company’s~~ purpose ~~shall be~~of the ~~investment of~~Company is to invest its own capital~~s~~ in ~~the trade~~commerce, industry ~~and~~, agriculture and ~~in companies providing services, upon~~service provision, through the subscription ~~for~~ or acquisition of shares or quotas ~~in~~of other companies.
Language adjustment.
Article 4 The Company shall have an indeterminate term of duration.	Article 4. The Company is organized for an indefinite term.	Article ~~4~~ 4. The Company ~~shall have an indeterminate term of duration~~is organized for an indefinite term.	Language adjustment.
CHAPTER II Capital and Shares	CHAPTER II Capital Stock and Shares	CHAPTER II Capital Stock and Shares	Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
Article 5  The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion six hundred ninety six million seven hundred seventy two thousand nine hundred fifty seven reais and thirty two centavos), divided into 544,383,996 (five hundred forty four million three hundred eighty three thousand nine hundred ninety six) shares without par value in registered form, including 197,719,588 (one hundred ninety seven million seven hundred nineteen thousand five hundred eighty eight) common shares and 346,664,408 (three hundred forty six million six hundred sixty four thousand four hundred and eight) preferred shares.

Article 5.  The subscribed and paid-in capital stock is three billion, six hundred ninety-six million, seven hundred seventy-two thousand, nine hundred fifty-seven reais and thirty-two cents (R$ 3,696,772,957.32), represented by five hundred forty-four million, three hundred eighty-three thousand, nine hundred ninety-six (544,383,996) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Article ~~5~~  5. The subscribed and paid-~~up~~in capital stock is ~~R$ 3,696,772,957.32 (~~three billion, six hundred ninety -six million, seven hundred seventy -two thousand, nine hundred fifty -seven reais and thirty ~~two centavos), divided into 544,383,996 (~~-two cents (R$ 3,696,772,957.32), represented by five hundred forty -four million, three hundred eighty -three thousand, nine hundred ninety ~~six) shares without par value in registered form, including 197,719,588 (one hundred ninety seven million seven hundred nineteen thousand five hundred eighty eight) common shares and 346,664,408 (three hundred forty six million six hundred sixty four thousand four hundred and eight)~~-six (544,383,996) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.  The proposed language provides that (i) the capital stock of the Company is composed solely of shares of common stock and (ii) the Company is prohibited from issuing preferred stock.

Paragraph 1 – The Company is authorized to increase the capital, without amendment to the bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000,000.00 (four billion and five hundred million reais) through the issuance of common or preferred shares, regardless of the current ratio, subject to the limit of 2/3 (two-thirds) of preferred shares in the

Article 6.  The Company is authorized to increase its capital stock up to the limit of eight hundred million (800,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

~~Paragraph 1 –~~Article 6. The Company is authorized to increase ~~the capital, without amendment to the bylaws, by resolution of the Board of Directors,~~its capital stock up to the limit of ~~R$ 4,500,000,000.00 (four billion and five~~eight hundred million ~~reais) through the issuance of~~(800,000,000) common ~~or preferred shares, regardless of the current ratio,~~

Limitation on the authorized capital based on number of shares, as opposed to the total value. We believe this approach is more durable as there is no value assigned to our capital stock, which grants more flexibility to our management.

Additionally, we believe that creating a specific provision concerning the

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
total of shares issued.
Article 6.  The Company is authorized to increase its capital stock up to the limit of eight hundred million (800,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.
	~~subject to the limit of 2/3 (two-thirds) of preferred shares in the total of shares issued~~shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	authorized capital will result in better organized Bylaws and will reflect the new structure of the capital stock of the Company comprised of common shares only.
Paragraph 2 - Any capital increase to be paid in assets shall be submitted to the General Meeting’s resolution.		~~Paragraph 2 - Any capital increase to be paid in assets shall be submitted to the General Meeting’s resolution.~~	Inclusion of a specific article regulating the subscription and payment of new shares (new article 7)
Paragraph 3 - At the Board of Directors’ discretion, the preemptive rights in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which be made upon the sale in stock exchanges or by public subscription, may be excluded.

~~Paragraph 3 - At the Board of Directors’ discretion, the preemptive rights in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which be made upon the sale in stock exchanges or by public subscription, may be excluded.~~
This issue is addressed in the new article 7.
Article 6 The preferred shares are book-entry shares and shall be kept in a deposit account with a financial institution on behalf of the holders thereof, without issuance of warrants.
Article 5 §1   All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

~~Article 6  The preferred~~§1 All of the Company shares are in book-entry ~~shares~~form and ~~shall be kept~~held in a deposit account with a financial institution ~~on behalf of the holders thereof~~authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without ~~issuance of warrants~~certificates issued.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
The provisions of the current article 5  will be converted into paragraphs in the new article with respect to our capital stock, in order to obtain better organized Bylaws.

Sole Paragraph - The cost of the services of transfer, registration and issuance of common share warrant, as well as the cost of the service related to the shares kept in a custody cash	Article 5 §2 The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the .	~~Sole Paragraph - The cost of the services of transfer, registration and issuance of common share warrant~~§2 The transfer and record cost, as well as the cost of the services relat~~ed~~ing to the book-	Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
account, may be debited to the shareholder.	bookkeeping institution, as set forth in the stock bookkeeping agreement.	entry shares ~~kept in a custody cash account~~, may be ~~debited~~charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.
Article 7  By a resolution of the Board of Directors, the Company may acquire its own shares to be kept in treasury or canceled up to the amount of the profit and reserve balance, except for the legal reserve, without any decrease in the capital stock, subject to the laws in effect.

Article 28.  The Board of Directors shall have the power to:
n)           authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

Article ~~7  By a resolution of the~~28.

The Board of Directors~~,~~ shall have the power to:

n)           authorize the acquisition of shares of the Company ~~may acquire its own shares~~ to be ~~kept in~~held as treasury ~~or canceled up to the amount of the profit and reserve balance, except for the legal reserve, without any decrease in the capital stock~~shares, cancelled or subsequently disposed of, subject to ~~the~~applicable laws ~~in effect.~~;
Better organization of Bylaws. This issue is already addressed in the article that provides for the powers of our Board of Directors.
There is no corresponding provision	Article 7 The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7 The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Inclusion of a specific article regulating the subscription and payment of new shares.
There is no corresponding provision	a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the	a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be	Inclusion of a specific article regulating the subscription and payment of new shares.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	Company shall be provided for by the Board of Directors;	provided for by the Board of Directors;
There is no corresponding provision	b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and	b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and	Inclusion of a specific article regulating the subscription and payment of new shares.
There is no corresponding provision
c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.
Inclusion of a specific article regulating the subscription and payment of new shares.
Article 8  The Company may grant stock options to the benefit of its officers and employees under the terms of the stock option plan passed by the General Meeting, and said granting may likewise be offered to the officers and employees of its directly and indirectly controlled entities.

Article 8.                      The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to directors and executive officers, employees or individuals providing services to the Company or to its directly or indirectly controlled companies.

Article ~~8~~  8. The Company may grant stock options ~~to the benefit of its officers and employees under the terms of the~~through stock option ~~plan passed by the General~~plans, approved by a Shareholders’ Meeting, ~~and said granting may likewise be offered to the officers and~~to directors and executive officers, employees ~~of~~or individuals providing services to the Company or to its directly ~~and~~or indirectly controlled ~~entities~~companies.
Inclusion of “individuals providing services to the Company or to its directly or indirectly controlled companies” as permissible beneficiaries of our stock option plans. Language adjustments.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
Article 9  Subject to the legal limits, the Company may create new classes of preferred shares or increase those already existing, irrespective of any proportion to the other kinds and classes of shares.

~~Article 9  Subject to the legal limits, the Company may create new classes of preferred shares or increase those already existing, irrespective of any proportion to the other kinds and classes of shares.~~
Deletion of this article from the Bylaws to conform to the Rules of the Novo Mercado.
Article 10 Each common share entitles to one vote in the General Meetings’ resolutions.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	~~Article 10~~ 9. Each common share entitles the holder thereof to one vote ~~in the General Meetings’~~for resolutions~~.~~ made at the Shareholders’ Meetings.	Unchanged language.
Article 11 The General Meeting may authorize the conversion of common shares into preferred shares upon any shareholders’ request, subject to the proportion provided for in law.		~~Article 11 The General Meeting may authorize the conversion of common shares into preferred shares upon any shareholders’ request, subject to the proportion provided for in law.~~	Deletion of this article from the Bylaws to conform to the Rules of the Novo Mercado.
Article 12  Preferred shares are not convertible into common shares; they have no voting right and entitle the holders thereof to dividends and stock dividends equal those attributed to common shares, in addition to priority in capital refund, with no premium, in the event of the Company’s liquidation.

~~Article 12  Preferred shares are not convertible into common shares; they have no voting right and entitle the holders thereof to dividends and stock dividends equal those attributed to common shares, in addition to priority in capital refund, with no premium, in the event of the Company’s liquidation.~~
Deletion of this article from the Bylaws to conform to the Rules of the Novo Mercado.
CHAPTER III General Meetings	CHAPTER III Shareholders’ Meetings	CHAPTER III ~~General~~Shareholders’ Meetings	Unchanged language.
Article 13 The General Meeting shall be called by the Board of Directors on an annual basis within the first four	Article 10. The annual Shareholders’ Meeting shall be called by the Board of Directors	Article ~~13~~ 10. The ~~General~~annual Shareholders’ Meeting shall be called by the Board of Directors ~~on an annual~~	Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
months and after the closing of the fiscal year, and on a special basis whenever the Company’s interest so require.	within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.	~~basis~~ within the first four (4) months ~~and after the closing~~upon conclusion of the fiscal year~~, and on a special basis~~ and extraordinary meetings shall be held whenever the Company’s interest shall so require.
Paragraph 1 - To take part in the General Meeting, the shareholders shall prove said capacity upon the submission of the deposit receipt issued by the financial institution depositary of the book-entry preferred shares, and, in the event of common shares, upon verifying the book of registration of registered shares.

~~Paragraph 1 - To take part in the General Meeting, the shareholders shall prove said capacity upon the submission of the deposit receipt issued by the financial institution depositary of the book-entry preferred shares, and, in the event of common shares, upon verifying the book of registration of registered shares.~~

Improved and clarified language to the sections concerning the organization and functioning of our shareholders' meetings. Moreover, it makes the abovementioned sections easier for our shareholders and potential investors to understand.

Paragraph 2 - The shareholder may be represented in the General Meeting by an attorney-in-fact appointed less than one year before, who should be a shareholder, a Company’s manager, attorney or investment fund manager representing the members thereof.

~~Paragraph 2 - The shareholder may be represented in the General Meeting by an attorney-in-fact appointed less than one year before, who should be a shareholder, a Company’s manager, attorney or investment fund manager representing the members thereof.~~

Improved and clarified language to the sections concerning the organization and functioning of our shareholders' meetings. Moreover, it makes the abovementioned sections easier for our shareholders and potential investors to understand.

Article 14  Except as otherwise provided for in law, the General Meetings shall be called to order on first call with the attendance of shareholders representing the majority capital with right to vote, and on second call with any attendance.

~~Article 14  Except as otherwise provided for in law, the General Meetings shall be called to order on first call with the attendance of shareholders representing the majority capital with right to vote, and on second call with any attendance.~~

Improved and clarified language to the sections concerning the organization and functioning of our shareholders' meetings. Moreover, it makes the abovementioned sections easier for our shareholders and potential investors to understand.

There is no corresponding provision	Article 10, § 1 Documents	Article 10, § 1 Documents pertaining to	Inclusion of a provision that sets forth the

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.
to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.
Company's responsibility for providing our shareholders the documents and information regarding our shareholders' meetings pursuant to the CVM Instruction No. 481/2009.
Article 15 The Meetings shall be directed by a presiding board formed by one Presiding Officer and one or more secretaries chosen by the attending shareholders.	Article 14 Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.
Article ~~15  The~~14. Minutes of the Shareholders’ Meetings shall be ~~directed~~kept and signed by ~~a~~the presiding board ~~formed by one Presiding Officer and one or more secretaries chosen~~of the meeting and by the attending shareholders.

Improved and clarified language to the sections concerning the organization and functioning of our shareholders' meetings. Moreover, it makes the abovementioned sections easier for our shareholders and potential investors to understand.

There is no corresponding provision
Article 10, § 2  The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

Article 10, § 2 The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.
Inclusion of a provision to indicate those persons who shall preside over our shareholders' meetings.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
Article 10, § 3  The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 10, § 3 The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.
Inclusion of a provision to provide greater specificity on the powers of the chairman in setting forth procedures of the shareholders' meetings.
There is no corresponding provision
Article 11.  Before the Shareholders’ Meeting is commenced, the shareholders, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

Article 11. Before the Shareholders’ Meeting is commenced, the shareholders, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.
Inclusion of an article regarding the procedures for our shareholders' meetings that reflects the requirements of article 127 of the Brazilian Corporate Law.
There is no corresponding provision	§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	§ 1 The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.	Inclusion of a provision regarding the procedures for our shareholders' meetings.
There is no corresponding provision	§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 2 The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	Inclusion of a provision regarding the procedures for our shareholders' meetings.
There is no corresponding provision	Article 12 At the Shareholders’ Meeting, the	Article 12. At the Shareholders’ Meeting, the Company and the	Inclusion of a provision regarding the procedures for our shareholders' meetings.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:	presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:
There is no corresponding provision
a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;
Inclusion of a provision regarding the procedures for our shareholders' meetings.
There is no corresponding provision
b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity,
Inclusion of a provision regarding the procedures for our shareholders' meetings.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;
granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

There is no corresponding provision
c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;
Inclusion of a provision regarding the procedures for our shareholders' meetings.
There is no corresponding provision
d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s
Inclusion of a provision regarding the procedures for our shareholders' meetings.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and	statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and
There is no corresponding provision
e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.
Inclusion of a provision regarding the procedures for our shareholders' meetings.
There is no corresponding provision	Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law.	Article 13. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law.	Inclusion of a provision that reflects the requirements of article 129 of the Brazilian Corporate Law.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
Article 15.  The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, specifying the amounts to be allocated to each managing body.

Article 15. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, specifying the amounts to be allocated to each managing body.
Inclusion of a provision requiring that our shareholders will be responsible for determining managements’s global compensation pursuant to Article 15, first paragraph.
There is no corresponding provision
§ 1  The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the Compensation Committee, as provided for in Article 42 herein.

§ 1 The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the Compensation Committee, as provided for in Article 42 herein.

Inclusion of a provision requiring that (i) our shareholders' will be responsible for determining management’s global compensation, and  (ii) the board of directors will be responsible for determining the CEO’s compensation and, upon recommendation of the CEO, the compensation of other officers.

There is no corresponding provision	§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	Inclusion of a provision entitling our directors and officers to profit sharing, as provided for by the Brazilian Corporate Law.
CHAPTER IV Management General Rules	CHAPTER IV Management – General Rules	CHAPTER IV Management – General Rules	Unchanged language.

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Article 16 The Company shall be managed by a Board of Directors and an Executive Board.	Article 16. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	Article ~~16~~ 16. The Company shall be managed by a Board of Directors and ~~an~~a Board of Executive ~~Board~~Officers.	Language adjustment.
Paragraph 1 - The management term of the managers, who shall keep in office until the election and investiture of their substitutes, shall be one (1) year, reelection being permitted.		~~Paragraph 1 - The management term of the managers, who shall keep in office until the election and investiture of their substitutes, shall be one (1) year, reelection being permitted.~~	Deletion of this provision, which is already contemplated in Chapters V and VI, in order to obtain better organized Bylaws
Paragraph 2 - The managers’ investiture, which shall not depend on pledge, shall be upon signature on a deed of investiture.
Sole Paragraph.  The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be made upon the execution of the instrument of assumption of duties. The commencement of the term of the directors and executive officers shall be conditioned on their prior execution of the Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

Sole Paragraph ~~2 - The managers’ investiture~~.The commencement of the term of the directors and executive officers, which shall not ~~depend on pledge, shall be upon signature on a deed of investiture~~require the posting of a bond, shall be made upon the execution of the instrument of assumption of duties. The commencement of the term of the directors and executive officers shall be conditioned on their prior execution of the Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Paragraph 3 - The General Meeting, which has elected them, shall set the		~~Paragraph 3 - The General Meeting, which has elected them, shall set the~~	Relocation of this provision from this chapter to "Chapter III - Shareholders Meeting” to

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
managers’ remuneration, which may be reviewed at any other meeting.		~~managers’ remuneration, which may be reviewed at any other meeting.~~	obtain a better organized Bylaws.
CHAPTER V Board of Directors	CHAPTER V Board of Directors Section I – Members	CHAPTER V Board of Directors Section I – Members	Division of this section regarding Board of Directors into subsections to obtain a better organized Bylaws.
Article 17 The Board of Directors shall be formed by four (4) to nine (9) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.
Article 17.       The Board of Directors shall be comprised of at least five (5) and at maximum nine (9) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

Article ~~17~~  17.  The Board of Directors shall be ~~formed by four (4) to~~comprised of at least five (5) and at maximum nine (9) members, ~~shareholders of the Company,~~all of whom shall be elected ~~by the General Meeting, which may also remove them from office at any time~~and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.
Increase the minimum number of directors composing the Board of Directors in order to be in line with the stage of the Company.
Paragraph 1 - The General Meeting shall appoint among its members the Chairman of the Board and the Vice-Chairman, who shall replace the Chairman in his/her occasional non-attendance or absences.
Article 23.  The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

~~Paragraph 1 - The General Meeting~~Article 23.The Board of Directors shall ~~appoint among its members the~~elect a Chairman ~~of the Board~~ and ~~the Vice-Chairman, who shall replace the Chairman in his/her occasional non-attendance or absences~~Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.
Language improvement.

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There is no corresponding provision	Article 17,§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same individual.	Article 17,§ 1 The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same individual.	Inclusion of a provision in line with the best corporate governance practices, which meets the requirements of clause 4.4 of the Rules of the Novo Mercado.
Paragraph 2 - In the event of election of a Director resident and domiciled abroad, the investiture of said Director shall be conditional on the appointment of an attorney-in-fact resident and domiciled in the country, with powers to be served summons in any suit that may be filed against him/her, based on the corporation law. The validity term of the power of attorney shall be at least equal to the term of legal forfeiture of the shares (article 287, II, b, of Law No. 6.404/76).

Article 22.  In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

~~Paragraph 2 -~~ Article 22. In the event ~~of election of a Director resident and domiciled abroad, the investiture of said Director shall be conditional~~a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact ~~resident~~, residing and domiciled in ~~the country, with powers to be served summons in any suit that may be filed~~Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her~~, based on the corporation law~~. The ~~validity~~ term of ~~the~~such power of attorney shall be for, at least ~~equal to the term of legal forfeiture of the shares (article 287, II, b, of Law No. 6.404/76)~~, three (3) years after the end of the term of office of the respective director.
Language adjustment.
There is no corresponding provision	Article 17, § 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and	Article 17, § 2 The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well	Our Board of Directors will adopt its internal rules which will regulate its functioning, as well as its relationship with the other governing bodies of the Company.

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	duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	as their relationship with the Board of Executive Officers and other corporate bodies.
There is no corresponding provision
Article 17, § 3  The only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

Article 17, § 3 The only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.
Inclusion of a new paragraph establishing the requirements for election as director of the Company.
There is no corresponding provision	Article 17, § 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office	Article 17, § 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined	Inclusion of a provision to clarify the process for determining the number of directors that will be elected to the board at the time of its election.

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	shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.	at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.
There is no corresponding provision	Article 18. At least thirty percent (30%) of the members of the Board of Directors shall be Independent Directors.	Article 18. At least thirty percent (30%) of the members of the Board of Directors shall be Independent Directors.
Inclusion of a minimum percentage of independent members of the Board of Directors, which is set at 30%.  Such percentage is higher than required by the Rules of the Novo Mercado, which currently requires 20% independent members.

There is no corresponding provision.	§ 1 Independent Directors shall be those who meet the independence requirements provided for in the New Market Regulation.	§ 1 Independent Directors shall be those who meet the independence requirements provided for in the New Market Regulation.	This provision sets forth the independence requirements to be met by our independent directors in addition to the introductory paragraph of Article 18.
There is no corresponding provision	§ 2 Independent Directors shall also be those who have been elected in conformity with Article 141, Paragraph 4, of Law no. 6,404/76.	§ 2 Independent Directors shall also be those who have been elected in conformity with Article 141, Paragraph 4, of Law no. 6,404/76.
This provision requires that those directors elected in conformity with Article 141, Paragraph 4 of the Brazilian Corporate Law shall be considered independent directors even if the independence requirements are not met. This provision reflects the Rules of the Novo Mercado.

There is no corresponding provision	§ 3 Where, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be
§ 3 Where, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to: (i) the immediately higher whole
Inclusion to meet the requirements of the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	rounded to: (i) the immediately higher whole number, if the fraction is equal to or higher than five tenths (0.5); or (ii) the immediately lower whole number, if the fraction is lower than five tenths (0.5).	number, if the fraction is equal to or higher than five tenths (0.5); or (ii) the immediately lower whole number, if the fraction is lower than five tenths (0.5).
There is no corresponding provision
Article 19.   If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 19. If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado concerning independent directors.
There is no corresponding provision
Sole Paragraph.  The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the Independent Directors fails to meet the independence requirements set forth in Article 18, resulting in the thirty percent (30%) requirement provided for in the same article not being met.

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the Independent Directors fails to meet the independence requirements set forth in Article 18, resulting in the thirty percent (30%) requirement provided for in the same article not being met.
Inclusion of to meet the minimum number of independent directors set forth in Article 18.
There is no corresponding provision	Section II – Election	Section II – Election	Division of this section regarding Board of Directors into subsections to obtain a better organized Bylaws.
There is no corresponding provision	Article 20. Except for the provisions in Article 21, the	Article 20. Except for the provisions in Article 21, the election of the members	Inclusion of a provision setting forth procedures for the election of the Board of Directors.

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	election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	of the Board of Directors shall be made through the nomination of a slate of candidates.
There is no corresponding provision
§ 1  Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1 Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the nomination of a slate of candidates.
There is no corresponding provision
§ 2  At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final

§ 2 At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the nomination of a slate of candidates.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.	limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.
There is no corresponding provision
§ 3  The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the BM&FBOVESPA notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3 The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the BM&FBOVESPA notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the nomination of a slate of candidates.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to Independent Directors, subject to the provisions of Article 18 above.	§ 4 The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to Independent Directors, subject to the provisions of Article 18 above.	Inclusion of a provision setting forth procedures for the election of the Board of Directors through the nomination of a slate of candidates.
There is no corresponding provision	§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5 The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	Inclusion of a provision setting forth procedures for the election of the Board of Directors through the nomination of a slate of candidates.
There is no corresponding provision	§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6 Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	Inclusion of a provision setting forth procedures for the election of the Board of Directors through the nomination of a slate of candidates.
There is no corresponding provision
Article 21.  When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

Article 21. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the cumulative voting process.
There is no corresponding provision	§ 1 The Company, immediately after receiving the request, shall	§ 1 The Company, immediately after receiving the request, shall notify the	Inclusion of a provision setting forth procedures for the election of the Board

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	notify the CVM and the BM&FBOVESPA by electronic means and post on its internet website that the election will be conducted by cumulative voting.	CVM and the BM&FBOVESPA by electronic means and post on its internet website that the election will be conducted by cumulative voting.	of Directors through the cumulative voting process.
There is no corresponding provision
§ 2  After the Shareholders’ Meeting is commenced, the presiding board shall calculate the number of votes to which each shareholder is entitled by reviewing the signatures appearing on the Shareholders Attendance Register and the number of shares held by the attending shareholders.

§ 2 After the Shareholders’ Meeting is commenced, the presiding board shall calculate the number of votes to which each shareholder is entitled by reviewing the signatures appearing on the Shareholders Attendance Register and the number of shares held by the attending shareholders.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the cumulative voting process.
There is no corresponding provision
§ 3  In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

§ 3 In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the cumulative voting process.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
§ 4           Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 4 Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the cumulative voting process.
There is no corresponding provision
§ 5           Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 5 Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the cumulative voting process.
There is no corresponding provision
§ 6           In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 6 In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the cumulative voting process.
There is no corresponding provision	§ 7 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten
§ 7 In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity
Inclusion of a provision setting forth procedures for the election of the Board of Directors through the cumulative voting process.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1

percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law no. 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.
with Paragraph 4 of Article 141 of Law no. 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

There is no corresponding provision	Section III – Meetings and Replacements	Section III – Meetings and Replacements	Division of this section regarding Board of Directors into subsections to obtain better organized Bylaws
Article 18 The Board of Directors shall meet on an annual basis once every three months, and on a special basis whenever called by its Chairman or by any two (2) Directors.	Article 24. The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.
Article ~~18~~ 24. The Board of Directors shall ~~meet on an annual basis~~hold regular meetings once every three (3) months~~,~~ and ~~on a~~ special ~~basis~~meetings whenever called by ~~its~~the Chairman or by any two (2) ~~D~~directors.
Language adjustment.
There is no corresponding provision
§ 1   The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1 The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.
Inclusion of a provision setting forth procedures for calling Board of Directors’ meetings.
There is no corresponding provision	§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a	§ 2 The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to	Inclusion of a provision setting forth procedures for calling Board of Directors’ meetings.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	be duly called if attended by all the members of the Board of Directors.
There is no corresponding provision
§ 3           In case of urgency, the Chairman of the Board of Directors may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 3 In case of urgency, the Chairman of the Board of Directors may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.
Inclusion of a provision to allow for Board of Directors’ meetings to be called within less than 3 days in urgent situations.
There is no corresponding provision
§ 4           The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4 The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.
Inclusion of a provision to allow for members of Board of Directors to participate in meetings by telephone.
Article 19 The Board of Directors’ meetings shall be called to order with the attendance of at least three Directors, one of whom shall be the	Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of	Article 25. Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to	Provides for the method in which Board of Directors’ meetings are commenced, which requires the minimum attendance of the majority of the directors.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1

Chairman or Vice-Chairman, and the resolutions shall be adopted by majority vote, whereas it will be incumbent on the Chairman, or in his/her absence on the Vice-Chairman the deciding vote. Any Director temporarily impeded or absent may be represented in any vote upon written appointment by another Director. In addition, the Directors absent may cast their vote by letter, cable or facsimile at the meetings at which there is the attendance quorum set forth in this article.	the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.
commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.
Deletion of the provision regarding the possibility of temporarily unavailable or absent directors being represented during any vote.
There is no corresponding provision
Sole Paragraph.   In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.
Provision providing that the chairman may nominate another member of the Board of Directors to exercise his/her duties in event of absence or temporary unavailability of the Chairman.
There is no corresponding provision
Article 26.  No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 26. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.
Inclusion of this provision to reflect the requirements of article 156 of the Brazilian Corporate Law.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
Sole Paragraph - In the event of any vacant position in the Board of Directors, said position shall be filled in at the first General Meeting to be held after the vacancy is verified.
Article 27.     Except for the provisions in Paragraph 6 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

~~Sole Paragraph - In the event of any vacant position in~~Article 27. Except for the provisions in Paragraph 6 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, ~~said position shall be filled in at the first General Meeting to be held after the vacancy is verified~~a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

This provision sets forth the powers of the Board of Directors to appoint a substitute for a vacancy on the Board of Directors, as provided for in article 150 of the Brazilian Corporate Law. Such rule is not applicable in event of vacancy of the majority of the Board of Directors.
This provision is not applicable either in the case of election of the Board of Directors through cumulative voting.

There is no corresponding provision	Section IV – Powers	Section IV – Powers	Division of this section regarding Board of Directors into subsections to obtain better organized Bylaws.
Article 20 It shall be incumbent on the Board of Directors:	Article 28. The Board of Directors shall have the power to:	Article ~~20 It shall be incumbent on the Board of Directors:~~ 28. The Board of Directors shall have the power to:	Language adjustment.
a) to set the Company’s general business policy;	a) set the general guidelines of the Company’s and its subsidiaries’ business;	a) ~~to~~ set the general guidelines of the Company’s ~~general~~ and its subsidiaries’ business ~~policy~~;	Modification of this provision to provide that the Board of Directors will have the power to set the general guidelines of our subsidiaries’ businesses.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
b) to call the General Meetings;	h) call the Shareholders’ Meetings;	~~bh) to call the GeneralShareholders’ Meetings;~~	Relocation of this provision to obtain better organized Bylaws.
c) to elect and remove from office the Company’s Officers and set their individual duties and fees, when the General Meeting decides on their overall remuneration;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;	~~c~~b) ~~to~~ elect and remove ~~from office~~the executive officers of the Company~~’s Officers and set their individual duties and fees, when the General Meeting decides on their overall remuneration;~~
Modification of this provision to set forth the powers of the shareholders' meeting to determine management compensation (proposed new art. 15).

Inclusion of the powers of the board of directions to appoint the CEO and Investors Relations Officer, which was previously addressed in another provision.

d) to choose the Chief Executive Officer among their members;		~~d) to choose the Chief Executive Officer among their members;~~	Relocation of this provision from the current article 28, b, to this provision to improve the organization of the Bylaws.
e) to approve the increase in the subscribed capital and the form under which it shall occur, up to the limit of the authorized capital;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;
~~e) to approve the increase in the subscribed capital and the form under which it shall occur, up to the limit~~

l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;
Clarification that the Board of Directors has powers to issue shares, debentures convertible into shares and subscription warrants pursuant to article 59 of Brazilian Corporate Law for the latter two.
f) to submit to the General Meeting for approval the allocation of the net profit	j) propose to the Shareholders’ Meeting the	~~f) to submit~~j) propose to the ~~General~~Shareholders’ Meeting ~~for~~	Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1

adjusted in the fiscal year, as referred to in letter “c” of article 35 hereof;	allocation of the balance of the adjusted net profit for the year, as referred to in letter “d”, of Article 55 of these Bylaws;	~~approval~~ the allocation of the balance of the adjusted net profit ~~adjusted in~~for the ~~fiscal~~ year, as referred to in letter “~~c” of article 35 hereof~~d”, of Article 55 of these Bylaws;
g) to oversee the Officers’ management; at any time examine the Company’s books and papers; request information on any agreement already or about to be entered into and on any other acts;
c)     oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

~~g~~c) ~~to~~ oversee the ~~Officers’~~ management~~;~~ of the executive officers; examine, at any time ~~examine~~, the ~~Company’s~~ books and ~~papers~~documents of the Company; request information ~~on any agreement already or~~ about ~~to be~~agreements previously entered into ~~and on any other acts~~or in the process of being entered into by the Company or by its subsidiaries;

Clarification that the information that the Board of Directors is entitled to request encompasses agreements previously entered into and in the process of being entered into by the Company or by its subsidiaries.

h) to provide opinion on the management report and on the Executive Board’s accounts;	d) express its opinion with respect to management reports and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;
~~h) to provide~~d) express its opinion ~~on the management report and on the Executive Board’s accounts~~with respect to management reports and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;
Language adjustment.
There is no corresponding provision
e)       fix the compensation of the members of the Board of Directors and of the Chief Executive Officer and of the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation;

e) fix the compensation of the members of the Board of Directors and of the Chief Executive Officer and of the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation;
Inclusion of a provision to grant powers to the Board of Directors to determine the CEO’s compensation and, upon recommendation of the CEO, the compensation of other officers.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
f)     define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the Compensation Committee’s proposal;

f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the Compensation Committee’s proposal;

Clarification that the board of directors has powers to define the overall criteria regarding the compensation of the directors and executive officers, as well as of the senior employees of the Company (superintendents or managers holding equivalent positions in the Company).

There is no corresponding provision	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;	In the case of absence of a controlling shareholder, the Board of Directors will have powers to submit a slate of candidates to the shareholders’ meeting for election of directors.
i) to approve the distribution of semi-annual or interim dividends;
k)     approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

~~i) to approve~~k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of ~~semi-annual~~dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;
Clarification that the Board of Directors has powers to approve the payment or crediting of interest on the Company’s own capital. Language adjustment.
j) to approve the holding of interest in other Companies;	There is no corresponding provision	~~j) to approve the holding of interest in other Companies;~~	Deletion of this provision, since this is addressed in the new item "p" of this article.
k) to propose to the General Meeting the Company’s winding-up, merger or consolidation under any form;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or	~~k) to~~m) submit propos~~e~~als to the ~~General~~Shareholders’ Meeting ~~the Company’s winding-up, merger or consolidation under any~~	Language adjustment and clarification of the other corporate transactions.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	dissolution of the Company, as well as amendments to these Bylaws;	~~form~~concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;
There is no corresponding provision in the same section of the bylaws in force.
The provision of the bylaws correspondent to that addressed by the proposed item "n" is the following: Article 7. By a resolution of the Board of Directors, the Company may acquire its own shares to be kept in treasury or canceled up to the amount of the profit and reserve balance, except for the legal reserve, without any decrease in the capital stock, subject to the laws in effect.
	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	Better organization of bylaws. There is no need to maintain an article that exclusively addresses the repurchase of shares; this may be addressed under the roles of the Board of Directors.
There is no corresponding provision
p)     approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;
Better organization of Bylaws.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;
Inclusion to provide for a system under which the Board of Directors oversees the shareholders’ agreements to be executed by the Company, given the importance of the topics generally covered by these agreements.

l) to choose and remove the Independent Auditors nominated by the Audit Committee;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	Language adjustment.
There is no corresponding provision
s)    provide a list with the names of three firms specialized in corporate economic appraisals to prepare an appraisal report with respect to the shares of Company, in the event of deregistration as a publicly-held company or withdrawal from the New Market, as set forth in Paragraph 2 of Article 48 of these Bylaws;

s) provide a list with the names of three firms specialized in corporate economic appraisals to prepare an appraisal report with respect to the shares of Company, in the event of deregistration as a publicly-held company or withdrawal from the New Market, as set forth in Paragraph 2 of Article 48 of these Bylaws;
Conforming to the Rules of the Novo Mercado.
There is no corresponding provision
t)   express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position, disclosed within 15 (fifteen) days from the publication

t) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position, disclosed within 15 (fifteen) days from the publication of
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for shareholders as a whole and with respect to the liquidity of their shares, (ii) the effects of the tender offer to the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors considers pertinent, as well as information required by the rules set forth by the CVM; and
the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for shareholders as a whole and with respect to the liquidity of their shares, (ii) the effects of the tender offer to the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors considers pertinent, as well as information required by the rules set forth by the CVM; and

m) to decide on any matters not regulated herein, and resolve on the omitted cases;	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	Language adjustment
n) to appoint among the Officers that who shall perform the duties of Investor Relations Officer.		~~n) to appoint among the Officers that who shall perform the duties of Investor Relations Officer.~~	Deletion of this item, since this is covered by article 28, item "b" of the proposed Bylaws.
o) grant stock options to its officers and employees holding key positions in the Company and its controlled entities, with no preemptive right being granted to shareholders, in compliance with paragraph 3, article 171 of Law 6404/76, and establish a Stock Options Plan Management and Implementation Commission referred to in article 8 of these Bylaws. The Plan Management and Implementation Commission
g) grant stock options under the terms of Article 8 of these Bylaws;
~~o) grant stock options to its officers and employees holding key positions in the Company and its controlled entities, with no preemptive right being granted to shareholders, in compliance with paragraph 3, article 171 of Law 6404/76, and establish a Stock Options Plan Management and Implementation Commission referred to in article 8 of these Bylaws. The Plan Management and Implementation Commission~~
Deletion of the reference to the Stock Options Plan Management and Implementation Commission, since the duties of this commission will be assumed by the Compensation Committee.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
contemplated hereunder will be made up by such people appointed by the Board of Directors, which will further set the terms governing the operation of said commission;
~~contemplated hereunder will be made up by such people appointed by the Board of Directors, which will further set the terms governing the operation of said commission;~~g) grant stock options under the terms of Article 8 of these Bylaws;

p) approve the emission, for public subscription, of commercial paper by the company.	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	~~p~~o) approve the ~~emission, for~~ public ~~subscription,~~issuance of commercial ~~paper~~promissory notes by the ~~company.~~Company or by its controlled companies;	Better organization of Bylaws.
Article 21 It shall be incumbent on the Chairman of the Board of Directors:	Article 29. The Chairman of the Board of Directors shall:	Article ~~21 It shall be incumbent on the~~ 29. The Chairman of the Board of Directors shall:	Unchanged language.
a) To call the General Meeting whenever the Board of Directors so resolve, or exceptionally by its own initiative, case in which he/she shall then inform the call to all further Directors;
a)     call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

~~a) To~~ a) call the ~~General~~Shareholders’ Meeting, whenever so decided by the Board of Directors ~~so resolve, or~~or, exceptionally ~~by its~~, on his/her own initiative, ~~case~~ in which case he/she shall ~~then~~immediately inform the ~~call to all further Directors;~~other directors of the meeting;
Language adjustment.
b) call and preside over the Board of Directors’ meetings;	b) call and preside the meetings of the Board of Directors;	b) call and preside ~~over~~the meetings of the Board of Directors~~’ meetings~~;	Unchanged language.
c) inform the dates of the annual meetings and supervise the body’s	c) communicate the dates of the regular meetings and oversee	c) ~~inform~~ communicate the dates of the ~~annual~~regular meetings and	Unchanged language.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
administrative services; and	the Board of Director’s administrative activities; and	~~supervise~~oversee the ~~body~~Board of Director’s administrative ~~services~~activities; and
d) to convey the Board of Directors’ resolutions to the Executive Board and guide it the compliance therewith.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.
d) ~~to~~ convey resolutions made by the Board of Directors~~’ resolutions to the Executive Board and guide it the compliance therewith~~ to the Board of Executive Officers and instruct the latter on the fulfillment thereof.
Unchanged language.
Article 22  It shall be incumbent on the Vice-Chairman to replace the Chairman on his/her occasional absences or impediments and, in the event of vacancy, to replace him/her up to the next General Meeting that shall elect the new incumbent.

Article 30.    The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article ~~22  It shall be incumbent on the~~30. The Vice-Chairman ~~to~~of the Board of Directors shall replace the Chairman ~~on~~, in his/her occasional absences ~~or impediments and, in the event of vacancy, to replace him/her up to the next General Meeting that shall elect the new incumbent~~and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.
Language adjustment.
CHAPTER VI Executive Board	CHAPTER VI Board of Executive Officers	CHAPTER VI Board of Executive ~~Board~~Officers	Unchanged language.
Article 23  The Executive Board shall be formed by four (4) to six (6) executive officers, shareholders or not, resident in the country, elected by the Board of Directors one of whom shall be the President, another the Vice-President,
Article 31. The Board of Executive Officers shall be comprised of four (4) to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected
Article ~~23~~  31.  The Board of Executive ~~Board~~Officers shall be ~~formed by~~comprised of four (4) to ~~six~~eight (~~6~~8) executive officers, who may or may not be shareholders ~~or not~~, shall be resident in ~~the country,~~Brazil and be elected by
Increase in the maximum number of executive officers to eight members. Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
and all the others Executive Officers, who, subject to the provisions of letter “n” of article 20, shall not have any specific designation. The Executive Board’s resolutions shall be adopted by majority vote, whereas it shall be incumbent on the President to cast the deciding vote.	by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.
the Board of Directors ~~one of whom shall be the President, another the Vice-President, and all the others Executive Officers, who, subject to the provisions of letter “n” of article 20, shall not have any specific designation. The Executive Board’s resolutions shall be adopted by majority vote, whereas it shall be incumbent on the President to cast the deciding vote~~, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

There is no corresponding provision	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	The term of the Executive Officers has been expressly included to obtain better organized bylaws.
Sole Paragraph - The Board of Directors shall elect the Company's President and Vice-President among the executive Board's members. It shall be incumbent on the Vice-President to replace the President in his/her occasional absences or impediments as well as to perform the specific duties assigned to him/her upon his/her appointment.

~~Sole Paragraph - The Board of Directors shall elect the Company's President and Vice-President among the executive Board's members. It shall be incumbent on the Vice-President to replace the President in his/her occasional absences or impediments as well as to perform the specific duties assigned to him/her upon his/her appointment.~~
Addressing the management of executive officers in a specific chapter to obtain better organized Bylaws.
Article 24 The Executive Board shall meet whenever the Company’s interest so require, and the resolutions shall be	Article 32. The Board of Executive Officers shall hold meetings whenever the interest of	Article ~~24~~ 32. The Board of Executive ~~Board~~Officers shall ~~meet~~hold meetings whenever the ~~Company’s~~ interest of the	Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
adopted by majority vote, subject to a quorum of half of the elected members for the meeting to be called to order.	the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.
Company shall so require~~,~~ and their ~~resolutions~~ decisions shall be ~~adopted~~made by simple majority ~~vote, subject to a quorum~~ of votes, requiring one-half of the ~~elected members for the meeting to be called to order~~number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 25  It shall be incumbent on the Executive Board to perform the acts required for the regular operation of the Company and management of its business, subject to the duties and guidelines set by the Board of Directors.

Article 33.                       The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article ~~25  It shall be incumbent on the~~33. The Board of Executive ~~Board to~~Officers shall perform the acts ~~required~~necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the ~~duties and~~ guidelines ~~set~~provided by the Board of Directors.
Language adjustment.
Paragraph 1 - Those acts destined to produce effect before any third parties shall be signed by two executive officers together, or by one executive officer and one attorney-in-fact, our two attorneys-in-fact, with special powers.
§ 1 Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.
~~Paragraph 1 - Those acts destined to produce effect before any~~§ 1 Actions which may affect third parties shall be signed by two executive officers ~~together~~, jointly, or by one executive officer and one attorney-in-fact, ~~our~~or by two attorneys-in-fact, with speci~~al~~fic powers.
Unchanged language.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
Paragraph 2 - Upon the act of two of its executive officers, the Company may appoint attorneys-in-fact, whereas their powers of attorney shall specify the purpose thereof, the powers granted and the validity term, which shall not exceed one year, except where the power of attorney is granted with powers to represent the Company in court, the validity which shall be for an indeterminate term.

§ 2    The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

~~Paragraph 2 - Upon the act of~~§ 2 The Company, acting by two of its executive officers, ~~the Company~~ may appoint attorneys-in-fact, ~~whereas their powers~~specifying in the power of attorney ~~shall specify~~ the purpose thereof, the powers granted and the ~~validity~~ term of the power of attorney, which shall not exceed one year, ~~except where~~unless the power of attorney is granted with ~~powers to represent the Company in court, the validity which shall~~ad judicia powers, in which case it may be valid for an inde~~term~~fin~~a~~ite term.
Language adjustment.
Paragraph 3 - The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real estate property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.

Article 28.     The Board of Directors shall have the power to:

p)     approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special

~~Paragraph 3 - The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real estate property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.~~

Article 28. The Board of Directors shall have the power to:

p) approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the
Relocation of this provision to article 28, item p to obtain a better organization of Bylaws.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
partnership;
Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

Paragraph 4 - Exceptionally, the Executive Board may authorize the Company’s representation by one sole executive officer or one especially appointed attorney-in-fact, by detailing in the minutes of the meeting the purpose and limits of the powers granted.

Article 33, § 3    The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting

~~Paragraph 4 - Exceptionally, the~~ Article 33, § 3 The Board of Executive ~~Board~~Officers may, in exceptional cases, authorize the Company~~’s representation~~ to be represented by one sole executive officer or one ~~especially appointed~~sole attorney-in-fact~~, by detailing in the minutes of the meeting the purpose and limits~~ appointed for such purpose, and shall specify the purpose and limit of the powers granted~~.~~ in the minutes of the meeting
Language adjustment.
Article 26 It shall be incumbent on the President:	Article 34. The Chief Executive Officer shall:	Article ~~26 It~~34. The Chief Executive Officer shall ~~be incumbent on the President~~:	Unchanged language.
a) to manage, guide and coordinate the Company’s activities;	a) direct, instruct and coordinate the activities of the Company;	a) ~~to manage, guide~~ direct, instruct and coordinate the ~~Company’s~~ activities of the Company;	Language adjustment.
b) to call and preside over the Executive Board’s meetings;	b) call and preside over the meetings of the Board of Executive Officers; and	b) ~~to~~ call and preside over the meetings of the Board of Executive ~~Board’s meetings;Officers; and~~	Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
c) to represent the Company in court or out of court, either as plaintiff or as defendant.	c) represent the Company in court, either as plaintiff or defendant.	c) ~~to~~  represent the Company in ~~court or out of~~ court, either as plaintiff or ~~as~~ defendant.	Language adjustment.
Article 27 When elected, it shall be incumbent on the Vice-President to cooperate with the President in the performance of his/her duties.		Article ~~27 When elected, it shall be incumbent on the Vice-President to cooperate with the President in the performance of his/her duties.~~	Removal of the position of vice chief executive officer.
Article 28  It shall be incumbent on the Investor Relations Officer to represent the Company before regulatory agencies and further institutions operating in the capital market, in addition to performing the duties that are assigned to him by the Board of Directors.

Article 35. The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

~~28  It shall be incumbent on the~~35. The executive officer exercising the duties of Investor Relations Officer ~~to represent the Company before regulatory agencies and further institutions operating in the capital market, in addition to performing the duties that are~~shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.
Language adjustment.
Article 29 The officers without specific designation shall perform, in addition to the duties assigned to them in the	Article 36. The executive officers without a specific designation, in addition to their	Article ~~29~~ 36. The executive officers without a specific designation ~~shall perform~~, in addition to ~~the~~their	Unchanged language.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1

Company’s Bylaws, all those other duties assigned to them by the Board of Directors.	statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.	statutory duties ~~assigned to them in the Company’s Bylaws, all~~, shall perform those ~~other~~ duties which may be assigned to them by the Board of Directors.
Article 30  It shall be incumbent on two officers, who shall act together:

a) to represent the Company before any third parties, except for the provision of letter “c” of article 26 above;

b) the performance of all further acts provided for in article 25 above.
There is no corresponding provision
~~Article 30  It shall be incumbent on two officers, who shall act together:~~

~~a) to represent the Company before any third parties, except for the provision of letter “c” of article 26 above;~~

~~b) the performance of all further acts provided for in article 25 above.Article 31  The officers may replace~~
This provision will be addressed in the new article 33.
Article 31 The officers may replace each other, subject to the following:	Article 37. The executive officers shall substitute each other, subject to the following conditions:	~~31 The officers may replace~~37. The executive officers shall substitute each other, subject to the following~~:~~ conditions:	Language adjustment.
a) in the event of occasional absence or impediment for a period up to sixty (60) days, the President shall be replaced by the Vice-President, in the event of his/her appointment, whereas the latter shall be replaced by one of the members of the Executive Board appointed in advance by the President.

a)           in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to

a) in case of the ~~event of~~ occasional absence ~~or impediment~~and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the ~~President shall be replaced by the Vice-President, in the event of his/her appointment, whereas the latter shall be replaced by one of the members of the Executive Board appointed in advance by the President.~~Chairman of the Board of Directors shall nominate a substitute for
Establishes the power of the Board of Directors to appoint or replace the CEO in the event of the occasional absence and unavailability of the CEO.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
his/her office or the next following meeting of the Board of Directors, whichever occurs first; and
him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b) in the event of vacancy of an officer’s position, he/she may be replaced up to the next Board of Directors’ Meeting by the officer appointed by the President.
b)           in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

b) in ~~the event~~case of vacancy in the office of an executive officer~~’s position~~, he/she may be replaced ~~up to~~, until the ~~next~~following meeting of the Board of Directors~~’ Meeting by the~~, by another executive officer appointed by the ~~President.~~Chief Executive Officer.
Language adjustment.
c) the temporary filling in of all further Executive Board’s positions upon the President’s decision shall be discretionary.		~~c) the temporary filling in of all further Executive Board’s positions upon the President’s decision shall be discretionary.~~
There is no corresponding provision	CHAPTER VII Committees	CHAPTER VII Committees	Creation of a chapter to obtain better organized Bylaws.
There is no corresponding provision	Article 38. The Company shall have the following support committees to the Board of Directors:	Article 38. The Company shall have the following support committees to the Board of Directors:
Creation of committees to support the Board of Directors on critical matters that require specialized knowledge.

The committees research designated topics and submit proposals to the Board of Directors with their recommendations.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
These committees are not governing bodies, and the Board of Directors may or may not accept their recommendations.
There is no corresponding provision	(a) Audit Committee; and	(a) Audit Committee; and	Inclusion of a provision for regarding the establishment of an audit committee.
There is no corresponding provision	(b) Compensation Committee.	(b) Compensation Committee.	Inclusion of a provision for the establishment of a compensation committee, which will have the power to propose to the Board of Directors the management compensation policies and guidelines.
There is no corresponding provision
§ 1           The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have restricted and specific purposes, a limited term, and may appoint their respective members.

§ 1 The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have restricted and specific purposes, a limited term, and may appoint their respective members.
Granting our Board of Directors the power to establish new committees.
There is no corresponding provision
§ 2           The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, Compensation Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

§ 2 The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, Compensation Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.
Reflects the requirements of article 160 of the Brazilian Corporate Law, as well as the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	Section I – Audit Committee	Section I – Audit Committee	Division into sections to obtain a better organized Bylaws.
There is no corresponding provision
Article 39.      Subject to the provisions in Articles 41 and 43, the Audit Committee shall be comprised of three (3) members, at least two (2) of which shall be external and independent members (“External Members”).

Article 39. Subject to the provisions in Articles 41 and 43, the Audit Committee shall be comprised of three (3) members, at least two (2) of which shall be external and independent members (“External Members”).
Inclusion of a provision setting for the requirements of audit committee, which will be composed of two external member.
There is no corresponding provision	§ 1 The members of the Audit Committee shall be elected by the Board of Directors and meet all the requirements applicable to the Independent Directors, as set forth in Article 18 of these Bylaws.	§ 1 The members of the Audit Committee shall be elected by the Board of Directors and meet all the requirements applicable to the Independent Directors, as set forth in Article 18 of these Bylaws.	Inclusion of a provision regulating the election process for the members of the audit committee.
There is no corresponding provision	§ 2 The External Members of the Audit Committee shall:	§ 2 The External Members of the Audit Committee shall:	Requirements of the external members of the audit committee in order to improve its operation.
There is no corresponding provision	(a) not be a member of the Board of Directors of the Company or of its controlled companies; and	(a) not be a member of the Board of Directors of the Company or of its controlled companies; and	Requirements of the external members of the audit committee.
There is no corresponding provision	(b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer	(b) have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial	Requirements of the external members of the audit committee.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	to the adequate preparation of their financial statements.	statements.
There is no corresponding provision	Article 40. The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.	Article 40. The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.	Provides for the term of office of the members of the audit committee.
There is no corresponding provision
§ 1     During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)           death or resignation;

(b)           unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)           a substantiated decision of the Board of Directors.

§ 1 During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a) death or resignation;

(b) unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c) a substantiated decision of the Board of Directors.
Inclusion of a provision setting forth the reasons for replacement of the members of the audit committee.
There is no corresponding provision	§ 2 In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 2 In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Inclusion of a provision setting forth the procedure for election of members of the audit committee in the event of a vacancy.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	§ 3 The Audit Committee shall:	§ 3 The Audit Committee shall:	The audit committee will, within the scope of its powers, support the board of directors and contribute for the supervision its activities.
There is no corresponding provision	(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;	Inclusion of a provision setting forth the powers of the audit committee.
There is no corresponding provision	(b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;	(b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;	Inclusion of a provision setting forth the powers of the audit committee.
There is no corresponding provision	(c) review the quarterly financial information and the periodic financial statements prepared by the Company;	(c) review the quarterly financial information and the periodic financial statements prepared by the Company;	Inclusion of a provision setting forth the powers of the audit committee.
There is no corresponding provision
(d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting

(d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary
Inclusion of a provision setting forth the powers of the audit committee.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	the recommendations it deems necessary for the improvement of policies, practices and procedures;	for the improvement of policies, practices and procedures;
There is no corresponding provision
(e)  provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and
Inclusion of a provision setting forth the powers of the audit committee.
There is no corresponding provision	(f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	(f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	Inclusion of a provision setting forth the powers of the audit committee.
There is no corresponding provision	§ 4 The Audit Committee shall approve, by majority vote of its members, a proposal for Internal Bylaws regulating the matters relating to its operation, to be approved by the Board of Directors.	§ 4 The Audit Committee shall approve, by majority vote of its members, a proposal for Internal Bylaws regulating the matters relating to its operation, to be approved by the Board of Directors.	The audit committee will propose its a draft of its internal bylaws to the Board of Directors.
There is no corresponding provision	Article 41. In the event the Statutory Audit Council is established as set forth in Law 6,404/76 and in Article 43 below,	Article 41. In the event the Statutory Audit Council is established as set forth in Law 6,404/76 and in Article 43 below, the Statutory Audit Council shall operate as the Audit Committee	Establishes that the statutory audit council, if installed, will assume the role of the audit committee.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	the Statutory Audit Council shall operate as the Audit Committee exercising all the duties provided for in these Bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.	exercising all the duties provided for in these Bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.	We understand that the costs from the concurrent operation of the statutory audit council and the audit committee would outweigh the benefits.
	Sole Paragraph. The Audit Committee will not operate in any fiscal year when a Statutory Audit Council is installed.	Sole Paragraph. The Audit Committee will not operate in any fiscal year when a Statutory Audit Council is installed.
There is no corresponding provision	Section II – Compensation Committee	Section II – Compensation Committee	Better organization of Bylaws.
There is no corresponding provision	Article 42. The Compensation Committee shall be comprised of three (3) members of the Board of Directors, two (2) of which shall be Independent Directors.	Article 42. The Compensation Committee shall be comprised of three (3) members of the Board of Directors, two (2) of which shall be Independent Directors.	The compensation committee is comprised of 2 independent members, i.e., members who are not subject to any conflict of interest that may involve the issues related to the committee.
There is no corresponding provision	Sole Paragraph. The Compensation Committee shall:	Sole Paragraph. The Compensation Committee shall:	Inclusion of a provision setting forth the powers of the compensation committee.
There is no corresponding provision
(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the
Inclusion of a provision setting forth the powers of the compensation committee.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;
proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

There is no corresponding provision
(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;
Inclusion of a provision setting forth the powers of the compensation committee.
There is no corresponding provision
(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and
Inclusion of a provision setting forth the powers of the compensation committee.
There is no corresponding provision	(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.	(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.	Inclusion of a provision setting forth the powers of the compensation committee.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
CHAPTER VII Fiscal Council	CHAPTER VIII Statutory Audit Council (Conselho Fiscal)	CHAPTER VIII Statutory Audit Council (Conselho Fiscal)	Language adjustment.
Article 32  The Company shall have a permanent Fiscal Council composed of no less than three and no more than five members, and a like number of alternates, with such duties, powers, and compensation as provided by law, with a term of office of one (1) year, with reelection allowed.

Article 43.    The Company shall have a Statutory Audit Council, comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Statutory Audit Council shall have a term of office of one (1) year, with reelection being permitted, and shall operate on a non-permanent basis, being installed by the Shareholders’ Meeting, as provided for by law.

Article ~~32~~  43. The Company shall have a ~~permanent Fiscal~~Statutory Audit Council ~~composed of no less than~~, comprised of three ~~and no more than five~~(3) members~~,~~ and ~~a like~~an equal number of ~~alternates~~alternate members, with such duties, powers~~,~~ and compensation as provided for by law~~, with~~.  The Statutory Audit Council shall have a term of office of one (1) year, with reelection ~~allowed~~being permitted, and shall operate on a non-permanent basis, being installed by the Shareholders’ Meeting, as provided for by law.

Setting the number of external members of the statutory audit council at 3, which is in line with the number of members of the audit committee.  In addition, the statutory audit council may be installed on a non-permanent basis.

There is no corresponding provision
§ 1 Once the Statutory Audit Council has been installed, the commencement of the term of its members shall be conditioned on their prior execution of the Instrument of Consent of the Statutory Audit Council Members referred to in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

§ 1 Once the Statutory Audit Council has been installed, the commencement of the term of its members shall be conditioned on their prior execution of the Instrument of Consent of the Statutory Audit Council Members referred to in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
Paragraph 1 – The Fiscal Council shall hold regular meetings quarterly and extraordinary meetings as necessary, and the meeting minutes shall be recorded in a proper book.	§ 2 The Statutory Audit Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.
~~Paragraph 1 –~~ § 2                                The ~~Fiscal~~Statutory Audit Council shall hold regular meetings ~~quarterly~~once every quarter, and extraordinary meetings ~~as~~whenever necessary, and ~~the meeting minutes shall be recorded in a proper book.~~shall keep minutes of such meetings in the Company’s records.
Language adjustment.
Paragraph 2 – Its members shall be subject to such obligations and prohibitions as imposed by law and by these Bylaws on the Company’s managers.
§ 3           The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Statutory Audit Council.

~~Paragraph 2 – Its members shall be subject to such~~§ 3 The same obligations and ~~prohibitions as~~restrictions imposed by law, these Bylaws and ~~by these Bylaws on the Company’s managers~~the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Statutory Audit Council.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	CHAPTER IX Tender Offers	CHAPTER IX Tender Offers	Inclusion of a new chapter to regulate the cases of transfer of a controlling interest in the Company, deregistration as publicly-held company and withdrawal from the New Market
There is no corresponding provision	Section I – Sale of a Controlling Interest	Section I – Sale of a Controlling Interest	Inclusion of sections to obtain better organized Bylaws.
There is no corresponding provision	Article 44. The consummation of a direct or indirect Sale of the Controlling Interest, either in a	Article 44. The consummation of a direct or indirect Sale of the Controlling Interest, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer, either as a condition precedent or condition subsequent, for shares held by the remaining shareholders, subject to the conditions and terms set forth under applicable laws, these Bylaws and the New Market Regulation, in order to provide shareholders equal treatment to the Selling Controlling Shareholder.
making a tender offer, either as a condition precedent or condition subsequent, for shares held by the remaining shareholders, subject to the conditions and terms set forth under applicable laws, these Bylaws and the New Market Regulation, in order to provide shareholders equal treatment to the Selling Controlling Shareholder.

There is no corresponding provision
§ 1           The Selling Controlling Shareholder may not transfer the ownership of its shares, nor may the Company register any transfer of shares until the purchaser of the controlling interest, or those which may acquire Shareholder Control, have signed the Instrument of Consent of the Controlling Shareholders, as provided for in the New Market Regulation.

§ 1 The Selling Controlling Shareholder may not transfer the ownership of its shares, nor may the Company register any transfer of shares until the purchaser of the controlling interest, or those which may acquire Shareholder Control, have signed the Instrument of Consent of the Controlling Shareholders, as provided for in the New Market Regulation.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	§ 2 No shareholders’ agreement setting forth provisions with respect to the exercise of Shareholder Control of the Company may be registered at the Company’s headquarters without
§ 2 No shareholders’ agreement setting forth provisions with respect to the exercise of Shareholder Control of the Company may be registered at the Company’s headquarters without the signatories thereof having executed the Instrument of Consent of the Controlling Shareholder referred to in
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
	the signatories thereof having executed the Instrument of Consent of the Controlling Shareholder referred to in the Paragraph above.	the Paragraph above.
There is no corresponding provision
§ 3           After the closing of the tender offer mentioned in the introductory paragraph of this article, the purchaser of the controlling interest shall be required to take all steps to have at least twenty-five percent (25%) of the shares of the Company constitute the Free Float within the following six (6) months.

§ 3 After the closing of the tender offer mentioned in the introductory paragraph of this article, the purchaser of the controlling interest shall be required to take all steps to have at least twenty-five percent (25%) of the shares of the Company constitute the Free Float within the following six (6) months.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
§ 4           In event of disposal of the controlling interest of a legal entity having Shareholder Control of the Company, the Selling Controlling Shareholder shall disclose to BM&FBOVESPA the value attributed to the Company in connection with such disposal and attach evidentiary documentation.

§ 4 In event of disposal of the controlling interest of a legal entity having Shareholder Control of the Company, the Selling Controlling Shareholder shall disclose to BM&FBOVESPA the value attributed to the Company in connection with such disposal and attach evidentiary documentation.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	Article 45. The tender offer referred to in Article 44 above shall be made in the event of an assignment of rights for consideration to subscribe for shares and other securities and
Article 45. The tender offer referred to in Article 44 above shall be made in the event of an assignment of rights for consideration to subscribe for shares and other securities and rights relating to securities convertible into shares, which may result in the Sale of the Controlling Interest of the Company.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
rights relating to securities convertible into shares, which may result in the Sale of the Controlling Interest of the Company.
There is no corresponding provision	Section II – Acquisition of Relevant Interest	Section II – Acquisition of Relevant Interest	Inclusion of sections to obtain better organized Bylaws.
There is no corresponding provision
Article 46.    Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Article 46. Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

The purpose of this tender offer is to assure that, in the event there is no majority shareholder, the acquisition of minority control of the Company triggers the right of the remaining shareholders to sell their shares to such acquirer.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
§1    The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§1 The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.
This provision is similar to that provided for in CVM Instruction No. 361/02, which we understand is in line with the best regulations regarding tender offers for the acquisition of shares.
There is no corresponding provision	§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	Provision necessary for the implementation of the statutory rule provided for in article 46.
There is no corresponding provision
§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

Provision in line with the best regulation for tender offers existing in other legal systems (City Code on Takeovers), which does not require such tender offers in the event there is a majority shareholder.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.
Establishes a systematic procedure for tender offers for acquisition of shares.
There is no corresponding provision	Section III – Indemnity Obligations	Section III – Indemnity Obligations	Inclusion of subsections to obtain better organized Bylaws.
There is no corresponding provision
Article 47.    In the event an offer is made pursuant to Articles 44 and 46 of these Bylaws, the offeror shall be bound to pay, under the terms indicated below, an amount equivalent to the difference between the tender offer price and the value per share that he/she may have acquired on a stock exchange in the six (6) months preceding the date of the acquisition of the Shareholder Control or the Relevant Interest, as the case may be, adjusted pursuant to the SELIC Rate until the payment date.  Such amount shall be distributed by BMF&FBOVESPA pursuant to its regulation among all persons which have sold their shares of the

Article 47. In the event an offer is made pursuant to Articles 44 and 46 of these Bylaws, the offeror shall be bound to pay, under the terms indicated below, an amount equivalent to the difference between the tender offer price and the value per share that he/she may have acquired on a stock exchange in the six (6) months preceding the date of the acquisition of the Shareholder Control or the Relevant Interest, as the case may be, adjusted pursuant to the SELIC Rate until the payment date.  Such amount shall be distributed by BMF&FBOVESPA pursuant to its regulation among all persons which have sold their shares of the Company on the trading session in which the offeror made the acquisition in proportion to their respective daily net sale balance.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Aiming to establish the best corporate governance standards, we expanded the indemnity obligations applicable to the acquisition of the control to the other situations provided for in article 46 (Acquisition of Relevant Interest).

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
Company on the trading session in which the offeror made the acquisition in proportion to their respective daily net sale balance.
There is no corresponding provision	Section IV – Deregistration as Publicly-Held Company and Withdrawal from the New Market	Section IV – Deregistration as Publicly-Held Company and Withdrawal from the New Market	Division of this section into subsections to obtain better organized Bylaws.
There is no corresponding provision	Article 48. In the event the shareholders present at a Shareholders’ Meeting approve:	Article 48. In the event the shareholders present at a Shareholders’ Meeting approve:	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
(a) the Company’s deregistration as a publicly-held company, either the Company, or the shareholders or Group of Shareholders which hold the Shareholder Control of the Company, shall carry out a tender offer for the acquisition of the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared under the terms of  Paragraphs 1 to 3 of this Article, subject to the applicable laws and regulations; or

(a) the Company’s deregistration as a publicly-held company, either the Company, or the shareholders or Group of Shareholders which hold the Shareholder Control of the Company, shall carry out a tender offer for the acquisition of the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared under the terms of  Paragraphs 1 to 3 of this Article, subject to the applicable laws and regulations; or
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
(b) the Company’s withdrawal from the New Market, in order for its shares to be registered outside the New Market or as a result of a corporate reorganization in which the shares of the surviving company are not admitted to trading on the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, the shareholders or Group of Shareholders holding the Shareholder Control of the Company shall carry out a tender offer to acquire the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, to be calculated in an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to applicable laws and regulations.

(b) the Company’s withdrawal from the New Market, in order for its shares to be registered outside the New Market or as a result of a corporate reorganization in which the shares of the surviving company are not admitted to trading on the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, the shareholders or Group of Shareholders holding the Shareholder Control of the Company shall carry out a tender offer to acquire the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, to be calculated in an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to applicable laws and regulations.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
§ 1     The appraisal reports referred to in the introductory paragraphs of this Article shall be prepared by an institution or specialized company, with proven experience and independence with respect to the decision making power of the Company, its directors and executive officers and the Controlling Shareholder,

§ 1 The appraisal reports referred to in the introductory paragraphs of this Article shall be prepared by an institution or specialized company, with proven experience and independence with respect to the decision making power of the Company, its directors and executive officers and the Controlling Shareholder, in addition to meeting the requirements of Paragraph 1 of Article 8 of Law no. 6,404/76 and are subject to the same liability provided for in Paragraph 6 of the same Article.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
in addition to meeting the requirements of Paragraph 1 of Article 8 of Law no. 6,404/76 and are subject to the same liability provided for in Paragraph 6 of the same Article.
There is no corresponding provision
§ 2     The selection of the institution or specialized company responsible for determining the economic value of the Company shall be made at the Shareholders’ Meeting from a list of three alternatives submitted by the Board of Directors, the selection of which shall be made by a majority vote of the shareholders representing the Free Float present at such Shareholders’ Meeting, not counting blank votes, which, if convened on first call, shall have the attendance of shareholders representing, at least, twenty percent (20%) of the entire Free Float s, or which, if convened on second call, shall have the attendance of any number of shareholders representing the Free Float.

§ 2 The selection of the institution or specialized company responsible for determining the economic value of the Company shall be made at the Shareholders’ Meeting from a list of three alternatives submitted by the Board of Directors, the selection of which shall be made by a majority vote of the shareholders representing the Free Float present at such Shareholders’ Meeting, not counting blank votes, which, if convened on first call, shall have the attendance of shareholders representing, at least, twenty percent (20%) of the entire Free Float s, or which, if convened on second call, shall have the attendance of any number of shareholders representing the Free Float.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	§ 3 The offeror shall pay the costs of preparation of the appraisal report.	§ 3 The offeror shall pay the costs of preparation of the appraisal report.	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
Article 49.   In the event there is no Controlling Shareholder and it is decided that the Company shall withdraw from the New Market in order to register its securities for trading outside the New Market, or as a result of a corporate reorganization the surviving company’s securities are no longer admitted for trading in the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, or, further, in the event of the deregistration of the Company as a publicly-held company, such withdrawals shall be conditioned on a tender offer being held under the same conditions provided for in Article 48 above.

Article 49. In the event there is no Controlling Shareholder and it is decided that the Company shall withdraw from the New Market in order to register its securities for trading outside the New Market, or as a result of a corporate reorganization the surviving company’s securities are no longer admitted for trading in the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, or, further, in the event of the deregistration of the Company as a publicly-held company, such withdrawals shall be conditioned on a tender offer being held under the same conditions provided for in Article 48 above.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
§1 The Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer among those present at the Shareholders’ Meeting, who shall expressly undertake the obligation to carry out the offer.

§1 The Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer among those present at the Shareholders’ Meeting, who shall expressly undertake the obligation to carry out the offer.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Provides that the shareholders’ meeting referred to in the introductory paragraph will determine which  persons are responsible for carrying out the tender offer, as provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
§2 In the absence of having identified persons responsible for carrying out the tender offer, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

§2 In the absence of having identified persons responsible for carrying out the tender offer, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Provides that if the shareholders do not identify persons responsible for carrying out the tender offer, and the tender offer provisions are triggered due to a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization will carry out the referred offer.

There is no corresponding provision
Article 50.    The Company’s withdrawal from the New Market as a result of any breach of the New Market Regulation requirements is subject to a tender offer for the shares, at a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared pursuant to Article 48 of these Bylaws, subject to applicable laws and regulations.

Article 50. The Company’s withdrawal from the New Market as a result of any breach of the New Market Regulation requirements is subject to a tender offer for the shares, at a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared pursuant to Article 48 of these Bylaws, subject to applicable laws and regulations.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Provides that in the case of the Company’s withdrawal from the New Market as a result of any breach of the Rules of the Novo Mercado requirements, a tender offer for the shares shall be carried out.

There is no corresponding provision	§ 1 The Controlling Shareholder shall carry out the tender offer referred to in the	§ 1 The Controlling Shareholder shall carry out the tender offer referred to in the introductory paragraph of this Article.	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
introductory paragraph of this Article.
There is no corresponding provision
§ 2     In the event there is no Controlling Shareholder and the Company withdraws from the New Market as a result of any breach of the New Market Regulation requirements due to decisions taken at a Shareholders´ Meeting, the tender offer shall be carried out by the Shareholders who voted in favor of the resolution that resulted in such breach.

§ 2 In the event there is no Controlling Shareholder and the Company withdraws from the New Market as a result of any breach of the New Market Regulation requirements due to decisions taken at a Shareholders´ Meeting, the tender offer shall be carried out by the Shareholders who voted in favor of the resolution that resulted in such breach.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
§ 3     In the event there is no Controlling Shareholder and the Company withdraws from the New Market as set out in the introductory paragraph of this Article as a result of a management action or fact, the management of the Company shall call a Shareholders’ Meeting pursuant to the Article 123 of Law 6,404/76, for the purpose of taking the necessary decisions to remedy the breach of the obligations provided for in the New Market Regulation or, as the case may be, approve the withdrawal from the New Market.

§ 3 In the event there is no Controlling Shareholder and the Company withdraws from the New Market as set out in the introductory paragraph of this Article as a result of a management action or fact, the management of the Company shall call a Shareholders’ Meeting pursuant to the Article 123 of Law 6,404/76, for the purpose of taking the necessary decisions to remedy the breach of the obligations provided for in the New Market Regulation or, as the case may be, approve the withdrawal from the New Market.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Provides that In the event the Company withdraws from the New Market due to a act or condition of management, management will call a shareholders’ meeting for the purpose of taking the necessary decisions to remedy the breach of the obligations provided for in the Rules of the Novo Mercado or, as the case may be, approve the withdrawal from the New Market.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision
§ 4           In the event the Shareholders’ Meeting referred to in paragraph 3 above approves the withdrawal of the Company from the New Market, the Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer referred to in the introductory paragraph of this Article, who, while present at the meeting, shall expressly undertake the obligation to carry out the offer.

§ 4 In the event the Shareholders’ Meeting referred to in paragraph 3 above approves the withdrawal of the Company from the New Market, the Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer referred to in the introductory paragraph of this Article, who, while present at the meeting, shall expressly undertake the obligation to carry out the offer.

Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
Provides for that in the event the shareholders’ meeting approves the withdrawal of the Company from the New Market, the shareholders’ meeting shall identify the persons responsible for carrying out the tender offer.

There is no corresponding provision
Article 51. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law no. 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 51. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law no. 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.
Establishes a systematic procedure for tender offers for acquisition of shares.
There is no corresponding provision	Article 52. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set
Article 52. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
forth by the New Market Regulation will prevail over the provisions herein.
Article 33 In addition to the activities provided in the Brazilian legislation, the Fiscal Council shall act as an Audit Committee as defined in Sarbanes-Oxley Act.	There is no corresponding provision	~~Article 33 In addition to the activities provided in the Brazilian legislation, the Fiscal Council shall act as an Audit Committee as defined in Sarbanes-Oxley Act.~~	This topic is being addressed by the proposed new article 40 and 41.
Sole Paragraph – For the full performance of the duties in the Audit Committee, the requirements provided in the applicable legislations, the provisions of these Bylaws, and the Charter of the Fiscal Council and Audit Committee shall be observed, which Charter shall establish its powers and operating rules.
	There is no corresponding provision	~~Sole Paragraph – For the full performance of the duties in the Audit Committee, the requirements provided in the applicable legislations, the provisions of these Bylaws, and the Charter of the Fiscal Council and Audit Committee shall be observed, which Charter shall establish its powers and operating rules.~~	A specific section has been created in order to deal with the Audit Committee scope of powers (Chapter VII).
There is no corresponding provision	CHAPTER X Arbitration Court	CHAPTER X Arbitration Court
There is no corresponding provision	Article 53. The Company, its shareholders, directors and executive officers and members of the Statutory Audit Council are required to submit to arbitration at the Market Arbitration Tribunal, any and all disputes or controversies arising between them, either related to or resulting from the application,
Article 53. The Company, its shareholders, directors and executive officers and members of the Statutory Audit Council are required to submit to arbitration at the Market Arbitration Tribunal, any and all disputes or controversies arising between them, either related to or resulting from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, in the Arbitration Regulation, in the Sanctions
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1

validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, in the Arbitration Regulation, in the Sanctions Regulation and in New Market Participation Agreement.
Regulation and in New Market Participation Agreement.
CHAPTER VIII Fiscal Year	CHAPTER XI Fiscal Year	CHAPTER XI Fiscal Year	Language adjustment.
Article 34 The fiscal year shall begin on January 1 and end on December 31 of each year.	Article 54. The fiscal year begins on January 1st and ends on December 31st of each year.	Article ~~34~~ 54. The fiscal year ~~shall begin~~begins on January 1st and ends on December 31st of each year.	Language adjustment.
Article 35  After the balance sheet and the financial statements are drawn up, and after deduction of accumulated losses, provision for income tax payment, and should this be the case, provision for managers’ profit sharing, then the net profit found shall have the following allocation:

Article 55.  After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, adjusted net profit shall be allocated as follows:

Article ~~35~~  55. After the balance sheet and the other financial statements are ~~drawn up~~prepared, and after the deduction of accru~~mulat~~ed losses, the provision for income tax ~~payment, and should this be~~and, if applicable, the ~~case,~~ provision for ~~managers’~~directors’ and executive officers’ annual profit sharing, ~~then the~~adjusted net profit ~~found~~ shall ~~have the following allocation~~be allocated as follows:
Language adjustment.
a) five percent (5%) to form a legal	a) Five percent (5%) to the	a) ~~f~~Five percent (5%) to ~~form a~~the legal reserve, up to the ~~point it reaches~~limit of twenty percent (20%) of the capital stock;	Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
reserve up to the point it reaches twenty percent (20%) of the capital stock;	legal reserve, up to the limit of twenty percent (20%) of the capital stock;
b) fifty percent (50%) to pay mandatory dividends to shareholders, with offsetting of the semi-annual and interim dividends that may have been declared;	b) fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and
b)  fifty percent (50%) ~~to pay~~for payment of the mandatory dividend~~s~~ to the shareholders, ~~with offsetting of the semi-annual and deducted by semiannual or interim dividends that may have already been declared;distributed; and~~
Language adjustment.
There is no corresponding provision
c)   by proposal of the managing bodies, up to forty-five percent (45%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

c) by proposal of the managing bodies, up to forty-five percent (45%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

We understand that it is important to create a statutory reserve in light of the new capital structure of the Company in which there is not a majority shareholder. This structure gives the our management more flexibility and security to conduct the business of the Company in the long term, and does not impact the ability of our shareholders’ to approve the allocation of net profits of certain fiscal year.

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c) the balance shall have the allocation decided by the General Meeting, subject to the Board of Directors' proposal.	d) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.
~~c) the balance shall have the allocation decided by the General Meeting, subject to~~d) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors~~'~~’ proposal.
Language adjustment.
Paragraph 1 - In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets as well as, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.

§ 1           The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

~~Paragraph 1 - In~~§ 1 The Company may, in addition to the annual balance sheet ~~for the period, the Company may further draw up semi-annual~~, prepare semiannual or interim balance sheets ~~as well as,~~ at any time, ~~special balance sheets,~~ and the Board of Directors may, ~~upon approval~~ad referendum of the ~~Annual General~~Shareholders’ Meeting, declare interim dividends~~, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published~~ to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.
Language adjustment.
Paragraph 2 - Dividends not claimed within three years as of the date they have been made available to shareholders shall be subject to forfeiture and inure to the benefit of the Company.	§ 2 Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.
~~Paragraph~~§ 2 ~~-~~  Dividends not claimed within three (3) years ~~as of~~from the date they ~~have been~~were made available to the shareholders shall be ~~subject to forfeiture and inure to the benefit of~~forfeited to the Company.
Language adjustment.

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Article 36 The General Meeting may grant sharing in the fiscal year profits to managers.	Article 15, § 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.
Article ~~36  The General Meeting may grant sharing in the fiscal year profits to managers~~15, § 2 The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.
This subject matter has been dealt with in Article 15, second paragraph.
CHAPTER IX General Provisions	CHAPTER XII Miscellaneous	CHAPTER ~~IX~~XII ~~General Provisions~~ Miscellaneous	Language adjustment.
Article 37  The Company shall be liquidated in the events provided for in law, whereupon it shall be incumbent on the General Meeting to determine the form of liquidation, appoint a liquidator, and elect the Audit Committee which shall operate the Company over the liquidation period.

Article 56.  The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Statutory Audit Council to operate during the liquidation process.

Article ~~37~~  56.  The Company shall be liquidated ~~in the events provided for in law, whereupon it shall be incumbent on the General Meeting to determine the form~~as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint ~~a~~the liquidator~~,~~ and elect the Statutory Audit ~~Committee which shall~~Council to operate ~~the Company over~~during the liquidation ~~period.~~process.
Language adjustment.
Article 38  The Minutes of the General Meetings, as well as those of the Board of Directors’ Meetings shall be issued by electronic means, on spare pages and shall be signed by the attending members, to be then bound into a book. When these minutes contain resolutions destined to produce effects before third parties, they shall be filed

Article 57.  The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they

Article ~~38~~  57. The ~~M~~minutes of the ~~General~~Shareholders’ Meetings, as well as ~~those~~the minutes of meetings of the Board of Directors~~’ Meetings~~ and of the Board of Executive Officers, shall be mechanically issued ~~by electronic means, on spare~~, in separate pages, and ~~shall be~~ signed by the ~~attending members, to be then bound into a book. When these minutes~~attendees, for subsequent bookbinding. In the event they contain resolutions ~~destined to produce effects before~~affecting third parties, they shall be filed with the Commerc~~ial~~e Registry Office and published.
Language adjustment.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
with the Commercial Registry and published.	contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.
Article 39  The direct or indirect transfer of the Company’s control is subordinated to the suspensive condition of the acquiring party making a public offering for the total acquisition of the free float of shares, both common and preferred, pertaining to the remaining shareholders, at a price and under payment conditions equal to those which have been agreed with members of the controlling block of shareholders.

~~Article 39  The direct or indirect transfer of the Company’s control is subordinated to the suspensive condition of the acquiring party making a public offering for the total acquisition of the free float of shares, both common and preferred, pertaining to the remaining shareholders, at a price and under payment conditions equal to those which have been agreed with members of the controlling block of shareholders.~~

Deleted. Upon the approval of the equivalence of rights mentioned in items 3 and 2 of the call notices for the extraordinary general shareholders' meeting and for the special preferred shareholders’ meeting to be held on June 28, 2011, the Shareholders' Agreement of Ultra S.A. Participações, Averé Participações S.A. and Igel Participações, executed on March 22, 2000 will no longer be in effect.

Sole paragraph: The Controlling Shareholders Agreement of the Company, Ultra S.A. Participações,  Avaré Participações S.A. and Igel Participações S.A., signed on March 22 2000 and filed at the Company’s head office, contains complementary norms to be followed in the case of a transfer of the company’s control.

~~Sole paragraph: The Controlling Shareholders Agreement of the Company, Ultra S.A. Participações,  Avaré Participações S.A. and Igel Participações S.A., signed on March 22 2000 and filed at the Company’s head office, contains complementary norms to be followed in the case of a transfer of the company’s control.~~

Deleted. Upon the approval of the equivalence of rights mentioned in items 3 and 2 of the call notices for the extraordinary general shareholders' meeting and for the special preferred shareholders’ meeting to be held on June 28, 2011, the Shareholders' Agreement of Ultra S.A. Participações, Averé Participações S.A. and Igel Participações, executed on March 22, 2000 will no longer be in effect.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	CHAPTER XIII Definitions	CHAPTER XIII Definitions	Creation of a chapter for definitions, in line with the Rules of the Novo Mercado to improve the organization and language of the Bylaws.
There is no corresponding provision	Article 58. For the purposes of these Bylaws, the terms below shall have the following meanings:2	Article 58. For the purposes of these Bylaws, the terms below shall have the following meanings:
There is no corresponding provision	“Arbitration Regulation” means the Market Arbitration Chamber Regulation;	“Arbitration Regulation” means the Market Arbitration Chamber Regulation;	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	“BM&FBOVESPA” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws.	“BM&FBOVESPA” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws.	Better organization of Bylaws.
There is no corresponding provision	“Bylaws” means the bylaws of Ultrapar Participações S.A.;	“Bylaws” means the bylaws of Ultrapar Participações S.A.;	Better organization of Bylaws.
There is no corresponding provision	“Chairman” means the chairman of the Board of Directors;	“Chairman” means the chairman of the Board of Directors;	Better organization of Bylaws.
There is no corresponding provision	“Company” means Ultrapar Participações S.A.;	“Company” means Ultrapar Participações S.A.;	Better organization of Bylaws.
There is no corresponding provision	“Controlling Interest” means the block of shares entitling, either	“Controlling Interest” means the block of shares entitling, either directly or indirectly, their respective holders the individual and/or shared exercise of the Shareholder Control of the Company;	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
directly or indirectly, their respective holders the individual and/or shared exercise of the Shareholder Control of the Company;
There is no corresponding provision	“Controlling Shareholder” means the shareholder or Group of Shareholders exercising the Shareholder Control of the Company;	“Controlling Shareholder” means the shareholder or Group of Shareholders exercising the Shareholder Control of the Company;	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	“CVM” means the Brazilian Securities and Exchange Commission – CVM;	“CVM” means the Brazilian Securities and Exchange Commission – CVM;	Better organization of Bylaws.
There is no corresponding provision
“Disclosure and Trading Policy” means the policy adopted by the Company setting forth the rules for disclosure of relevant information of the Company to the public and the use of such information by the Company itself;

“Disclosure and Trading Policy” means the policy adopted by the Company setting forth the rules for disclosure of relevant information of the Company to the public and the use of such information by the Company itself;

Better organization of Bylaws. The CVM Instruction No. 358/02 regulates this matter.
There is no corresponding provision	“External Members” has the meaning provided for in Paragraph 2 of Article 39 of these Bylaws;	“External Members” has the meaning provided for in Paragraph 2 of Article 39 of these Bylaws;	Better organization of Bylaws.
There is no corresponding provision
“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related thereto, by directors and executive officers of the Company and treasury shares;

“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related thereto, by directors and executive officers of the Company and treasury shares;
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	“Group of Shareholders” means the group of persons:	“Group of Shareholders” means the group of persons:
The proposed definition differs from the one adopted by the Rules of the Novo Mercado , as we believe it is necessary to set forth certain due the importance of the term in several provisions of the Bylaws.

	(i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or	(i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or	Same reasons as above.
	(ii) among which there is a controlling relationship; or	(ii) among which there is a controlling relationship; or	Same reasons as above.
	(iii) that are under common control; or	(iii) that are under common control; or	Same reasons as above.
	(iv) that act in the representation of a common interest. Examples of persons representing a common interest include:	(iv) that act in the representation of a common interest. Examples of persons representing a common interest include:	Same reasons as above.
	(a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and	(a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and	Same reasons as above.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1

(b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of Shareholders whenever two or more such entities:

(b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of Shareholders whenever two or more such entities:
Same reasons as above.
(y) are managed by one single legal entity or related parties of one single legal entity; or	(y) are managed by one single legal entity or related parties of one single legal entity; or	Same reasons as above.

(z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders;

(z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders;
Same reasons as above.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	“Independent Directors” has the meaning provided for in Article 18 of these Bylaws;	“Independent Directors” has the meaning provided for in Article 18 of these Bylaws;	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
“Instrument of Consent of the Controlling Shareholders” means the instrument by which the new Controlling Shareholders undertake personal liability for abiding by and acting in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Controlling Shareholders” means the instrument by which the new Controlling Shareholders undertake  personal liability for abiding by and acting in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
“Instrument of Consent of the Directors and Executive Officers” means the instrument under which the new directors and executive officers of the Company assume personal liability to abide by and to act in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Directors and Executive Officers” means the instrument under which the new directors and executive officers of the Company assume personal liability to abide by and to act in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	“Instrument of Consent of the Statutory Audit Council Members” means the instrument under which the members of the Statutory Audit Council of the Company, when established, undertake
“Instrument of Consent of the Statutory Audit Council Members” means the instrument under which the members of the Statutory Audit Council of the Company, when established, undertake personal liability for abiding by and acting in conformity with the Arbitration Regulation;
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
personal liability for abiding by and acting in conformity with the Arbitration Regulation;
There is no corresponding provision	“Joint Action” means the action of persons, including a Group of Shareholders, cooperating to acquire a Relevant Interest, pursuant the terms of Article 46 of these Bylaws;	“Joint Action” means the action of persons, including a Group of Shareholders, cooperating to acquire a Relevant Interest, pursuant the terms of Article 46 of these Bylaws;	Definition relevant for the purpose of determining the obligations provided for in article 46.
There is no corresponding provision
“New Market Participation Agreement” means the agreement entered into between, on the one hand, BMF&BOVESPA and, on the other hand, the Company, the directors and executive officers and, in case there is one, the Controlling Shareholder, containing obligations relating to the listing of the Company on the New Market;

“New Market Participation Agreement” means the agreement entered into between, on the one hand, BMF&BOVESPA and, on the other hand, the Company, the directors and executive officers and, in case there is one, the Controlling Shareholder, containing obligations relating to the listing of the Company on the New Market;
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	“New Market Regulation” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws;	“New Market Regulation” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws;	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	“Purchaser of a Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;	“Purchaser of a Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;	Better organization of Bylaws.
There is no corresponding provision	“Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;	“Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;	Better organization of Bylaws.

Current bylaws	Proposed bylaws	Mark-up	Comments/Rational1
There is no corresponding provision	“Sale of Controlling Interest” means the transfer to a third party, for compensation, of the Controlling Interest;	“Sale of Controlling Interest” means the transfer to a third party, for compensation, of the Controlling Interest;	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
“Sanctions Regulation” means the Regulation for Pecuniary Sanctions of the New Market, as amended, which regulates the sanctions applicable to partial or total noncompliance with the New Market Regulation;

“Sanctions Regulation” means the Regulation for Pecuniary Sanctions of the New Market, as amended, which regulates the sanctions applicable to partial or total noncompliance with the New Market Regulation;
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	“SELIC Rate” means the rate calculated in the Special Custody and Liquidation System of the Brazilian Central Bank;	“SELIC Rate” means the rate calculated in the Special Custody and Liquidation System of the Brazilian Central Bank;	Better organization of Bylaws.
There is no corresponding provision	“Selling Controlling Shareholder” means the Controlling Shareholder when it is Selling the Controlling Interest of the Company;	“Selling Controlling Shareholder” means the Controlling Shareholder when it is Selling the Controlling Interest of the Company;	Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision
“Shareholder Control” means the power effectively used to direct the corporate activities and guide the operation of the Company’s governing bodies, either directly or indirectly, in practice or by law. A person or group of persons will be presumed to have control if they are bound by a shareholders’ agreement or under common control holding shares that have granted them the absolute majority of votes of the shareholders who attended the last three Shareholders’ Meetings of the Company, regardless of whether they hold title to shares that grant them the absolute majority of the Company´s total voting shares; and

“Shareholder Control” means the power effectively used to direct the corporate activities and guide the operation of the Company’s governing bodies, either directly or indirectly, in practice or by law. A person or group of persons will be presumed to have control if they are bound by a shareholders’ agreement or under common control holding shares that have granted them the absolute majority of votes of the shareholders who attended the last three Shareholders’ Meetings of the Company, regardless of whether they hold title to shares that grant them the absolute majority of the Company´s total voting shares; and
Inclusion of the mandatory provisions provided for in the Rules of the Novo Mercado.
There is no corresponding provision	“Vice-Chairman” means the vice-chairman of the Board of Directors.	“Vice-Chairman” means the vice-chairman of the Board of Directors.	Better organization of Bylaws.

ANNEX III – DRAFT PROPOSED BYLAWS

ULTRAPAR PARTICIPAÇÕES S.A.
BYLAWS

CHAPTER I
Name, Headquarters, Purpose and Term

Article 1.          The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

Sole Paragraph.  The admission of the Company on New Market (Novo Mercado) special listing segment of the BM&FBOVESPA S.A. – Securities, Options and Futures Exchange (“BM&FBOVESPA”) subjects the Company, its shareholders, its management and members of the Statutory Audit Council, if installed, to the Listing Regulation of the New Market of BM&FBOVESPA (“New Market Regulation”).

Article 2.          The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.

Article 3.          The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 4.          The Company is organized for an indefinite term.

CHAPTER II
Capital Stock and Shares

Article 5.         The subscribed and paid-in capital stock is three billion, six hundred ninety-six million, seven hundred seventy-two thousand, nine hundred fifty-seven reais and thirty-two cents (R$ 3,696,772,957.32), represented by five hundred forty-four million, three hundred eighty-three thousand, nine hundred ninety-six (544,383,996) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

§1           All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§2           The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

Article 6.         The Company is authorized to increase its capital stock up to the limit of eight hundred million (800,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 7           The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

Article 8.         The Company may grant stock options through stock option plans, approved by a Shareholders’ Meeting, to directors and executive officers, employees or individuals providing services to the Company or to its directly or indirectly controlled companies.

Article 9.          Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.

CHAPTER III
Shareholders’ Meetings

Article 10.       The annual Shareholders’ Meeting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

§ 1           Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 2           The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 3           The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

Article 11.       Before the Shareholders’ Meeting is commenced, the shareholders, as duly identified, shall sign the “Shareholders Attendance Register”, which shall contain their names and the number of shares held by each of them.

§ 1           The list of the attending shareholders shall be closed by the chairman of the Meeting at the time the Shareholders’ Meeting is commenced.

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§ 2           The shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

Article 12.        At the Shareholders’ Meeting, the Company and the presiding board shall comply with the following requirements for attendance, in addition to the procedures and requirements provided for by law:

a) Up to forty-eight (48) hours prior to the Shareholders’ Meeting: (i) all shareholders shall furnish to the Company a share statement issued by the bookkeeping institution or by the custodian institution, indicating the number of shares held by them of record no more than three (3) days prior to the Shareholders’ Meeting; and (ii) the shareholders represented by proxies shall send to the Company the respective power of attorney;

b) The shareholders organized as investment funds shall send the Company, within the same period mentioned in item (a) above: (i) evidence of the capacity of fund manager conferred upon the individual or legal entity representing the shareholder at the Shareholders’ Meeting, or the proxy granting such powers; (ii) the corporate action of the manager, in case it is a legal entity, granting powers to the representative attending the Shareholders’ Meeting or to whom the power of attorney has been granted; and (iii) in the event the representative or proxy is a legal entity, the same documents referred to in (ii) of this item, as related thereto;

c) The documents referred to in the preceding items may be presented as copies, however the original documents referred to in item (a), shall be shown to the Company prior to the commencement of the Shareholders’ Meeting, the signatures of which shall not need to be notarized;

d) The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the meeting; and

e) In the event the shareholders who were present at the Shareholders’ Meeting (i) were not duly represented; or (ii) did not hold the stated number of shares, the Company shall notify them that, regardless of a new Shareholders’ Meeting, the Company shall disregard the votes of such shareholders, and they shall be liable for losses and damages arising from their acts.

Article 13.        Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law.

Article 14.        Minutes of the Shareholders’ Meetings shall be kept and signed by the presiding board of the meeting and by the attending shareholders.

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Article 15.       The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, specifying the amounts to be allocated to each managing body.

§ 1           The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the Compensation Committee, as provided for in Article 42 herein.

§ 2           The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.

CHAPTER IV
Management – General Rules

Article 16.        The Company shall be managed by a Board of Directors and a Board of Executive Officers.

Sole Paragraph.           The commencement of the term of the directors and executive officers, which shall not require the posting of a bond, shall be made upon the execution of the instrument of assumption of duties. The commencement of the term of the directors and executive officers shall be conditioned on their prior execution of the Instrument of Consent of the Directors’ and Executive Officers provided for in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

CHAPTER V
Board of Directors

Section I – Members

Article 17.       The Board of Directors shall be comprised of at least five (5) and at maximum nine (9) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

§ 1           The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same individual.

§ 2           The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 3           The only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements and being of well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company

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or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies; it shall be presumed that a person has a conflicting interest with the Company if, cumulatively: (i) he/she has been elected by a shareholder who has also elected a director in a competing company; and (ii) he/she has a subordinate relationship with the shareholder who elected him/her.

§ 4 Subject to the introductory paragraph of this Article, the number of members who will comprise the Board of Directors for each term of office shall be determined at each Shareholders’ Meeting electing the members of the Board of Directors, and which must be submitted to a vote by the chairman of the Meeting.

Article 18.        At least thirty percent (30%) of the members of the Board of Directors shall be Independent Directors.

§ 1           Independent Directors shall be those who meet the independence requirements provided for in the New Market Regulation.

§ 2           Independent Directors shall also be those who have been elected in conformity with Article 141, Paragraph 4, of Law no. 6,404/76.

§ 3           Where, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of directors results in a fraction, such number will be rounded to: (i) the immediately higher whole number, if the fraction is equal to or higher than five tenths (0.5); or (ii) the immediately lower whole number, if the fraction is lower than five tenths (0.5).

Article 19.       If a member of the Board of Directors fails to meet the requirements set forth in Article 17 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Sole Paragraph.           The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the Independent Directors fails to meet the independence requirements set forth in Article 18, resulting in the thirty percent (30%) requirement provided for in the same article not being met.

Section II – Election

Article 20.        Except for the provisions in Article 21, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.

§ 1           Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 2           At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously

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performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.

§ 3           The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means of communication to the CVM and the BM&FBOVESPA notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 4           The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to Independent Directors, subject to the provisions of Article 18 above.

§ 5           The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.

§ 6           Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Article 21.        When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

§ 1           The Company, immediately after receiving the request, shall notify the CVM and the BM&FBOVESPA by electronic means and post on its internet website that the election will be conducted by cumulative voting.

§ 2           After the Shareholders’ Meeting is commenced, the presiding board shall calculate the number of votes to which each shareholder is entitled by reviewing the signatures appearing on the Shareholders Attendance Register and the number of shares held by the attending shareholders.

§ 3           In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 20, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 20 of these Bylaws.

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§ 4           Each shareholder shall be entitled to cast the entirety of the votes to which he/she is entitled on one sole candidate or to distribute them among several candidates; the candidates who received the largest number of votes shall be elected.

§ 5           Positions that are not filled due to a tie vote shall require a new election, following the same procedure, adjusting the number of votes to which each shareholder will be entitled to the number of positions to be filled.

§ 6           In the event the election has been conducted by cumulative voting, the removal of any member of the Board of Directors by the Shareholders’ Meeting shall entail the removal of the other members, giving rise to a new election.

§ 7           In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law no. 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 20 above.

Article 22.        In the event a director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective director.

Article 23.       The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Section III – Meetings and Replacements

Article 24.        The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) directors.

§ 1           The meetings of the Board of Directors shall be called in writing, by letter, telegram, fax, e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 2           The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 3           In case of urgency, the Chairman of the Board of Directors may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

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§ 4           The directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the director and simultaneous communication with all the other persons present at the meeting.  In this case, directors will be considered to be present at the meeting and sign the corresponding minutes.

Article 25.        Except for the provisions in Paragraph 3 of Article 24, the majority of the directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Sole Paragraph.           In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Article 26.        No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 27.        Except for the provisions in Paragraph 6 of Article 21, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Section IV – Powers

Article 28.       The Board of Directors shall have the power to:

a)           set the general guidelines of the Company’s and its subsidiaries’ business;

b)           elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Investor Relations Officer, and define their duties;

c)           oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

d)           express its opinion with respect to management reports and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;

e)           fix the compensation of the members of the Board of Directors and of the Chief Executive Officer and of the other executive officers, in the latter case based on the Chief Executive Officer’s recommendation;

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f)           define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the Compensation Committee’s proposal;

g)           grant stock options under the terms of Article 8 of these Bylaws;

h)           call the Shareholders’ Meetings;

i)           submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 20 of these Bylaws;

j)           propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “d”, of Article 55 of these Bylaws;

k)           approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

l)           pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;

m)           submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;

n)           authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;

o)           approve the public issuance of commercial promissory notes by the Company or by its controlled companies;

p)           approve the following transactions, either by the Company or by its controlled companies, when the value exceeds three percent (3%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) borrowings or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

q)           approve the execution of shareholders’ agreements by the Company or by its controlled companies;

r)           select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;

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s)           provide a list with the names of three firms specialized in corporate economic appraisals to prepare an appraisal report with respect to the shares of Company, in the event of deregistration as a publicly-held company or withdrawal from the New Market, as set forth in Paragraph 2 of Article 48 of these Bylaws;

t)           express an opinion as to whether it is in favor or against any  tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for shareholders as a whole and with respect to the liquidity of their shares, (ii) the effects of the tender offer on the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors considers pertinent, as well as information required by the rules set forth by the CVM; and

u)           pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.

Article 29.        The Chairman of the Board of Directors shall:

a)           call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other directors of the meeting;

b)           call and preside the meetings of the Board of Directors;

c)           communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and

d)           convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.

Article 30.       The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

CHAPTER VI
Board of Executive Officers

Article 31.       The Board of Executive Officers shall be comprised of four (4) to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Investor Relations Officer.

Sole paragraph.  The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.

Article 32.        The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 33.       The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any

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location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

§ 1           Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.

§ 2           The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 3           The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

Article 34.        The Chief Executive Officer shall:

a)           direct, instruct and coordinate the activities of the Company;

b)           call and preside over the meetings of the Board of Executive Officers; and

c)           represent the Company in court, either as plaintiff or defendant.

Article 35.       The executive officer exercising the duties of Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 36.        The executive officers without a specific designation, in addition to their statutory duties, shall perform those duties which may be assigned to them by the Board of Directors.

Article 37.        The executive officers shall substitute each other, subject to the following conditions:

a)           in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

b)           in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

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CHAPTER VII
Committees

Article 38.        The Company shall have the following support committees to the Board of Directors:

(a) Audit Committee; and

(b) Compensation Committee.

§ 1           The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have restricted and specific purposes, a limited term, and may appoint their respective members.

§ 2           The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit Committee, Compensation Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

Section I – Audit Committee

Article 39.       Subject to the provisions in Articles 41 and 43, the Audit Committee shall be comprised of three (3) members, at least two (2) of which shall be external and independent members (“External Members”).

§ 1           The members of the Audit Committee shall be elected by the Board of Directors and meet all the requirements applicable to the Independent Directors, as set forth in Article 18 of these Bylaws.

§ 2           The External Members of the Audit Committee shall:

(a)           not be a member of the Board of Directors of the Company or of its controlled companies; and

(b)           have knowledge or experience in auditing, controls, accounting, taxation or rules applicable to publicly-held companies, in so far as they refer to the adequate preparation of their financial statements.

Article 40.        The members of the Audit Committee shall be elected by the Board of Directors for a term of office of one (1) year, with reelection being permitted for successive terms.

§ 1           During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)           death or resignation;

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(b)           unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)           a substantiated decision of the Board of Directors.

§ 2           In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

§ 3           The Audit Committee shall:

(a) propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

(b) review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c) review the quarterly financial information and the periodic financial statements prepared by the Company;

(d) assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e) provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(f) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

§ 4           The Audit Committee shall approve, by majority vote of its members, a proposal for Internal Bylaws regulating the matters relating to its operation, to be approved by the Board of Directors.

Article 41.        In the event the Statutory Audit Council is established as set forth in Law 6,404/76 and in Article 43 below, the Statutory Audit Council shall operate as the Audit Committee exercising all the duties provided for in these Bylaws as required of the Audit Committee, and with respect to its members, subject to all the requirements and limitations provided for by law.

Sole Paragraph.  The Audit Committee will not operate in any fiscal year when a Statutory Audit Council is installed.

Section II – Compensation Committee

Article 42.       The Compensation Committee shall be comprised of three (3) members of the Board of Directors, two (2) of which shall be Independent Directors.

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Sole Paragraph.            The Compensation Committee shall:

(a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

(b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting;

(c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

(d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

CHAPTER VIII
Statutory Audit Council (Conselho Fiscal)

Article 43.      The Company shall have a Statutory Audit Council, comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Statutory Audit Council shall have a term of office of one (1) year, with reelection being permitted, and shall operate on a non-permanent basis, being installed by the Shareholders’ Meeting, as provided for by law.

§ 1 Once the Statutory Audit Council has been installed, the commencement of the term of its members shall be conditioned on their prior execution of the Instrument of Consent of the Statutory Audit Council Members referred to in the New Market Regulation and of the Disclosure and Trading Policy adopted by the Company.

§ 2           The Statutory Audit Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.

§ 3           The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Statutory Audit Council.

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CHAPTER IX
Tender Offers

Section I – Sale of a Controlling Interest

Article 44.       The consummation of a direct or indirect Sale of the Controlling Interest, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer, either as a condition precedent or condition subsequent, for shares held by the remaining shareholders, subject to the conditions and terms set forth under applicable laws, these Bylaws and the New Market Regulation, in order to provide shareholders equal treatment to the Selling Controlling Shareholder.

§ 1           The Selling Controlling Shareholder may not transfer the ownership of its shares, nor may the Company register any transfer of shares until the purchaser of the controlling interest, or those which may acquire Shareholder Control, have signed the Instrument of Consent of the Controlling Shareholders, as provided for in the New Market Regulation.

§ 2           No shareholders’ agreement setting forth provisions with respect to the exercise of Shareholder Control of the Company may be registered at the Company’s headquarters without the signatories thereof having executed the Instrument of Consent of the Controlling Shareholder referred to in the Paragraph above.

§ 3           After the closing of the tender offer mentioned in the introductory paragraph of this article, the purchaser of the controlling interest shall be required to take all steps to have at least twenty-five percent (25%) of the shares of the Company constitute the Free Float within the following six (6) months.

§ 4           In event of disposal of the controlling interest of a legal entity having Shareholder Control of the Company, the Selling Controlling Shareholder shall disclose to BM&FBOVESPA the value attributed to the Company in connection with such disposal and attach evidentiary documentation.

Article 45.       The tender offer referred to in Article 44 above shall be made in the event of an assignment of rights for consideration to subscribe for shares and other securities and rights relating to securities convertible into shares, which may result in the Sale of the Controlling Interest of the Company.

Section II – Acquisition of Relevant Interest

Article 46.       Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

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§1            The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§2 For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.

§3 The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§4 The obligation to carry out the offer provided for in the introductory paragraph of this Article shall not apply in the event the obligation to carry out the offer provided for in Article 44 applies.

Section III – Indemnity Obligations

Article 47.       In the event an offer is made pursuant to Articles 44 and 46 of these Bylaws, the offeror shall be bound to pay, under the terms indicated below, an amount equivalent to the difference between the tender offer price and the value per share that he/she may have acquired on a stock exchange in the six (6) months preceding the date of the acquisition of the Shareholder Control or the Relevant Interest, as the case may be, adjusted pursuant to the SELIC Rate until the payment date. Such amount shall be distributed by BMF&FBOVESPA pursuant to its regulation among all persons which have sold their shares of the Company on the trading session in which the offeror made the acquisition in proportion to their respective daily net sale balance.

Section IV – Deregistration as Publicly-Held Company and
Withdrawal from the New Market

Article 48.        In the event the shareholders present at a Shareholders’ Meeting  approve:

(a) the Company’s deregistration as a publicly-held company, either the Company, or the shareholders or Group of Shareholders which hold the Shareholder Control of the Company, shall carry out a tender offer for the acquisition of the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared under the terms of  Paragraphs 1 to 3 of this Article, subject to the applicable laws and regulations; or

(b) the Company’s withdrawal from the New Market, in order for its shares to be registered outside the New Market or as a result of a corporate reorganization in which the shares of the surviving company are not admitted to trading on the New Market

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within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, the shareholders or Group of Shareholders holding the Shareholder Control of the Company shall carry out a tender offer to acquire the shares held by the remaining shareholders, for a price based on, at minimum, the economic value of the Company, to be calculated in an appraisal report prepared under the terms of Paragraphs 1 to 3 of this Article, subject to applicable laws and regulations.

§ 1           The appraisal reports referred to in the introductory paragraphs of this Article shall be prepared by an institution or specialized company, with proven experience and independence with respect to the decision making power of the Company, its directors and executive officers and the Controlling Shareholder, in addition to meeting the requirements of Paragraph 1 of Article 8 of Law no. 6,404/76 and are subject to the same liability provided for in Paragraph 6 of the same Article.

§ 2           The selection of the institution or specialized company responsible for determining the economic value of the Company shall be made at the Shareholders’ Meeting from a list of three alternatives submitted by the Board of Directors, the selection of which shall be made by a majority vote of the shareholders representing the Free Float present at such Shareholders’ Meeting, not counting blank votes, which, if convened on first call, shall have the attendance of shareholders representing, at least, twenty percent (20%) of the entire Free Float s, or which, if convened on second call, shall have the attendance of any number of shareholders representing the Free Float.

§ 3           The offeror shall pay the costs of preparation of the appraisal report.

Article 49.       In the event there is no Controlling Shareholder and it is decided that the Company shall withdraw from the New Market in order to register its securities for trading outside the New Market, or as a result of a corporate reorganization the surviving company’s securities are no longer admitted for trading in the New Market within one hundred twenty (120) days from the date of the Shareholders’ Meeting approving such transaction, or, further, in the event of the deregistration of the Company as a publicly-held company, such withdrawals shall be conditioned on a tender offer being held under the same conditions provided for in Article 48 above.

§1 The Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer among those present at the Shareholders’ Meeting, who shall expressly undertake the obligation to carry out the offer.

§2 In the absence of having identified persons responsible for carrying out the tender offer, in case of a corporate reorganization in which the securities of the company resulting from such reorganization are not admitted for trading in the New Market, the shareholders having voted in favor of the corporate reorganization shall carry out the referred offer.

Article 50.        The Company’s withdrawal from the New Market as a result of any breach of the New Market Regulation requirements is subject to a tender offer for the shares, at a price based on, at minimum, the economic value of the Company, which will be calculated by an appraisal report prepared pursuant to Article 48 of these Bylaws, subject to applicable laws and regulations.

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§ 1           The Controlling Shareholder shall carry out the tender offer referred to in the introductory paragraph of this Article.

§ 2           In the event there is no Controlling Shareholder and the Company withdraws from the New Market as a result of any breach of the New Market Regulation requirements due to decisions taken at a Shareholders´ Meeting, the tender offer shall be carried out by the Shareholders who voted in favor of the resolution that resulted in such breach.

§ 3           In the event there is no Controlling Shareholder and the Company withdraws from the New Market as set out in the introductory paragraph of this Article as a result of a management action or fact, the management of the Company shall call a Shareholders’ Meeting pursuant to the Article 123 of Law 6,404/76, for the purpose of taking the necessary decisions to remedy the breach of the obligations provided for in the New Market Regulation or, as the case may be, approve the withdrawal from the New Market.

§ 4           In the event the Shareholders’ Meeting referred to in paragraph 3 above approves the withdrawal of the Company from the New Market, the Shareholders’ Meeting shall determine the persons responsible for carrying out the tender offer referred to in the introductory paragraph of this Article, who, while present at the meeting, shall expressly undertake the obligation to carry out the offer.

Article 51.       A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law no. 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 52.       To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

CHAPTER X
Arbitration Court

Article 53.       The Company, its shareholders, directors and executive officers and members of the Statutory Audit Council are required to submit to arbitration at the Market Arbitration Tribunal, any and all disputes or controversies arising between them, either related to or resulting from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions set forth in Law 6,404/76, in the Bylaws, in the rules enacted by the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, in the Arbitration Regulation, in the Sanctions Regulation and in New Market Participation Agreement.

CHAPTER XI
Fiscal Year

Article 54.        The fiscal year begins on January 1st and ends on December 31st of each year.

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Article 55.       After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, adjusted net profit shall be allocated as follows:

a)           Five percent (5%) to the legal reserve, up to the limit of twenty percent (20%) of the capital stock;

b)           fifty percent (50%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and

c)           by proposal of the managing bodies, up to forty-five percent (45%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

d) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

§ 1           The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2           Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.

CHAPTER XII
Miscellaneous

Article 56.       The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Statutory Audit Council to operate during the liquidation process.

Article 57.       The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive Officers, shall be mechanically issued, in separate pages, and signed by the attendees, for subsequent bookbinding. In the event they contain resolutions affecting third parties, they shall be filed with the Commerce Registry Office and published.

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CHAPTER XIII
Definitions

Article 58.        For the purposes of these Bylaws, the terms below shall have the following meanings:

“Arbitration Regulation” means the Market Arbitration Chamber Regulation;

“BM&FBOVESPA” has the meaning provided for in the Sole Paragraph of Article 1 of these Bylaws;

“Bylaws” means the bylaws of Ultrapar Participações S.A.;

“Chairman” means the chairman of the Board of Directors;

“Company” means Ultrapar Participações S.A.;

“Controlling Interest” means the block of shares entitling, either directly or indirectly, their respective holders the individual and/or shared exercise of the Shareholder Control of the Company;

“Controlling Shareholder” means the shareholder or Group of Shareholders exercising the Shareholder Control of the Company;

“CVM” means the Brazilian Securities and Exchange Commission – CVM;

“Disclosure and Trading Policy” means the policy adopted by the Company setting forth the rules for disclosure of relevant information of the Company to the public and the use of such information by the Company itself;

“External Members” has the meaning provided for in Paragraph 2 of Article 39 of these Bylaws;

“Free Float” means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons related thereto, by directors and executive officers of the Company and treasury shares;

“Group of Shareholders” means the group of persons: (i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of

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Shareholders whenever two or more such entities: (y) are managed by one single legal entity or related parties of one single legal entity; or (z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders;

“Independent Directors” has the meaning provided for in Article 18 of these Bylaws;

“Instrument of Consent of the Controlling Shareholders” means the instrument by which the new Controlling Shareholders undertake personal liability for abiding by and acting in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Directors and Executive Officers” means the instrument under which the new directors and executive officers of the Company assume personal liability to abide by and to act in conformity with the New Market Participation Agreement, the New Market Regulation and the Arbitration Regulation;

“Instrument of Consent of the Statutory Audit Council Members” means the instrument under which the members of the Statutory Audit Council of the Company, when established, undertake personal liability for abiding by and acting in conformity with the Arbitration Regulation;

“Joint Action” means the action of persons, including a Group of Shareholders, cooperating to acquire a Relevant Interest, pursuant the terms of Article 46 of these Bylaws;

“New Market” means the Novo Mercado segment of the BM&FBOVESPA;

“New Market Participation Agreement” means the agreement entered into between, on the one hand, BMF&BOVESPA and, on the other hand, the Company, the directors and executive officers and, in case there is one, the Controlling Shareholder, containing obligations relating to the listing of the Company on the New Market;

“New Market Regulation” has the meaning provided for in the Sole Paragraph Article 1 of these Bylaws;

“Purchaser of a Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Relevant Interest” has the meaning provided for in Article 46 of these Bylaws;

“Sale of Controlling Interest” means the transfer to a third party, for compensation, of the Controlling Interest;

“Sanctions Regulation” means the Regulation for Pecuniary Sanctions of the New Market, as amended, which regulates the sanctions applicable to partial or total noncompliance with the New Market Regulation;

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“SELIC Rate” means the rate calculated in the Special Custody and Liquidation System of the Brazilian Central Bank;

“Selling Controlling Shareholder” means the Controlling Shareholder when it is Selling the Controlling Interest of the Company;

“Shareholder Control” means the power effectively used to direct the corporate activities and guide the operation of the Company’s governing bodies, either directly or indirectly, in practice or by law. A person or group of persons will be presumed to have control if they are bound by a shareholders’ agreement or under common control holding shares that have granted them the absolute majority of votes of the shareholders who attended the last three Shareholders’ Meetings of the Company, regardless of whether they hold title to shares that grant them the absolute majority of the Company´s total voting shares; and

“Vice-Chairman” means the vice-chairman of the Board of Directors.

ANNEX IV- WITHDRAWAL RIGHTS

(in accordance with Annex 20 of CVM Instruction 481/2009

1. Description of the event that resulted, or will result, in withdrawal rights and its relevant legal basis

On material notice and market announcements dated April 4 and 5, 2011, Ultrapar  reported to the market that its Board of Directors proposed to convert the Company’s preferred shares into common shares. Under Article 137 of the Law 6,404/76, the Conversion, if approved, will provide withdrawal rights to holders of the Company’s preferred shares that dissent from the resolutions authorizing the approval of the Conversion (“Dissenting Shareholders”).

2. Information about shares and classes of shares entitled to withdrawal rights

Withdrawal rights may be exercised by Dissenting Shareholders holding preferred shares issued by the Company that demonstrate proof of their respective shareholdings upon the close of trading on April 4, 2011. Dissenting Shareholders may withdraw their ownership interest in the Company and be paid for their shares. The payment amount will be calculated based on the Company’s financial statements for the fiscal year ended December 31, 2010, approved on April 27, 2011.

The Dissenting Shareholders who wish to exercise their withdrawal rights must do so within 30 (thirty) days from the date of publication of the minutes of the Special Preferred Shareholders’ Meeting by written notice delivered to the attention of the investor relations department at the Company’s headquarters.

3. Information regarding the date of publication of the first call notice of the meeting, as well as the date of publication of the material notice in connection with the decision that resulted in withdrawal rights

The date of publication of the first call notices of the Extraordinary Shareholders’ Meeting and the Special Preferred Shareholders’ Meeting is May 19, 2011. The Material Notice resulting in withdrawal rights was published on April 4, 2011, and additional market announcements were published on April 4 and 5, 2011.

4. Information regarding the term for exercise of withdrawal rights and the date for establishing shareholder withdrawal rights

The Dissenting Shareholders who wish to exercise their withdrawal rights must do so within 30 (thirty) days from the date of publication of the minutes of the Special Preferred Shareholders’ Meeting, by written notice delivered to the investor relations department at the Company’s headquarters.

Withdrawal rights may be exercised by Dissenting Shareholders holding preferred shares issued by the Company that demonstrate proof of their respective shareholdings upon the close of trading on April 4, 2011.

5. Information regarding reimbursement per share, or an estimate provided by management if this amount cannot be determined in advance

The reimbursement amount will be R$ 9.61 (nine Reais and sixty one cents) per preferred share.

6. Information regarding the method used for calculating due payment

The book value per share was based on the Company’s latest balance sheet approved for the fiscal year ended December 31, 2010, approved on April 27, 2010.

7. Information regarding the right of shareholders to request special balance sheet report

Under article 45, §2, of the Law 6,404/76, a dissenting shareholder has the right to request, in addition to the reimbursement, a special balance sheet in the case the shareholders’ meeting occurs 60 (sixty) days after the date of the balance sheet used in the calculation of the reimbursement.

Items 8 and 9 are not applicable.

10. Information regarding the book value per share according to the latest balance sheet approved

The book value is R$ 9.61 (nine Reais and sixty one cents per share according to the latest approved balance sheet.

11. Information about the price per each type or class of share subject to the withdrawal rights in the markets in which they are traded, identifying:

i. Minimum, average and maximum price for each year, for the last 3 (three) years

Yearly prices	Maximum	Average	Minimum
2011¹	28.57	26.90	24.54
2010	27.11	22.75	19.50
2009	21.19	16.38	12.71
2008	16.80	14.10	8.20

¹ Until May 17, 2011.

ii. Minimum, average and maximum price for each quarter, for the last 2 (two) years

Quarterly prices	1Q09	2Q09	3Q09	4Q09	1Q10	2Q10	3Q10	4Q10	1Q11
Maximum	14.96	16.50	18.54	21.19	21.86	22.10	25.45	27.11	27.49
Average	13.68	15.34	16.60	19.96	20.84	20.80	23.29	26.03	26.36
Minimum	12.71	13.85	15.25	17.53	19.87	19.50	21.50	25.40	24.54

ii. Minimum, average and maximum price per month, for the last 6 (six) months

Monthly prices	Nov/10	Dec/10	Jan/11	Feb/11	Mar/11	Apr/11
Maximum	27.11	26.63	27.19	27.00	27.49	28.57
Average	26.12	25.96	26.67	25.73	26.66	28.16
Minimum	25.45	25.40	26.30	24.54	26.04	27.45

iv. Average price for the last 90 (ninety) days

Average2	27.24

2 Last 90 days ending May 17, 2011.

Information based on the daily closing price, retroactively adjusted to reflect the 1:4 stock split approved in the Special Shareholders’ Meeting held on February 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Manual for Shareholder’s Meetings)